Exhibit 99.1

BUILDING QUARTERLY REPORT 3 FOR THE 3-MONTH AND 9-MONTH PERIODS ON OUR ENDED SEPTEMBER 30, 2013 STRENGTHS AND VALUES

Table of contents Financial summary 3 Financial results Consolidated financial position for the 9-month periods as at September 30, 2013 Business drivers 5 ended September 30, 2013 and December 31, 2012 31 Financial overview 7 and 2012 15 Near-term outlook 32 Business highlights 8 Business segment review 20 Unaudited condensed Supplemental information Other items analysis 28 interim consolidated on non-IFRS measures 12 financial statements 42 Liquidity and Financial results capital resources 29 for the 3-month periods ended September 30, 2013 and 2012 14 FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s condensed unaudited interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2013 and 2012, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 6, 2013, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com. This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation. The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following: •OIBD excludes certain income tax payments that may represent a reduction in cash available to us. •OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments. •OIBD does not reflect changes in, or cash requirements for, our working capital needs. •OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt. •Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements. •The specific items excluded from OIBD, operating income, net earnings and cash flow from operations mainly include charges for impairment of assets, charges for facility or machine closures, gain or loss on sale or acquisition of business units, gain or loss on interest rate swaps, gain or loss on the share of results of associates and joint ventures, accelerated depreciation and amortization due to restructuring measures and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us. Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

TO OUR SHAREHOLDERS
CASCADES REPORTS THIRD QUARTER RESULTS

FINANCIAL HIGHLIGHTS

- Sales of $995 million (compared to $982 million in Q2 2013 (+1%) and $906 million in Q3 2012 (+10%))
- Excluding specific items
  - EBITDA of $96 million (compared to $83 million in Q2 2013 (+16%) and $78 million in Q3 2012 (+23%))
  - Net earnings per share of $0.07 (compared to net earnings of $0.09 in Q2 2013 and net earnings of $0.05 in Q3 2012)[2]
- Net debt of $1,601 million (compared to $1,675 million as at June 30, 2013), including $128 million of non-recourse net debt.
- Ramp-up of the Greenpac containerboard mill progressing as planned.
- Announcement of plans to convert and start-up a second paper machine at our Tissue Papers Group's Oregon mill.

FINANCIAL SUMMARY

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except amounts per share)	Q3 2013	Q3 2012	Q2 2013
Sales	**995**	906	982
Excluding specific items[1]			
Operating income before depreciation and amortization (OIBD or EBITDA)	**96**	78	83
Operating income	**50**	33	39
Net earnings[2]	**7**	4	8
per common share[2]	**$0.07**	$0.05	$0.09
Cash flow from continuing operations (adjusted)	**78**	44	41
Margin (OIBD or EBITDA)	**9.6%**	8.6%	8.5%
As reported			
Operating income before depreciation and amortization (OIBD or EBITDA)	**83**	83	82
Operating income	**37**	36	38
Net earnings[2]	**11**	2	2
per common share[2]	**$0.12**	$0.02	$0.03
Cash flow from continuing operations (adjusted)	**78**	42	41

Note 1 - Refer to the section "Supplemental information on non-IFRS measures".
Note 2 - 2012 figures have been restated to comply with IAS19 standard - Employee benefits.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS[1]

(in millions of Canadian dollars)	Q3 2013	Q3 2012	Q2 2013
Packaging Products			
Containerboard	**42**	26	33
Boxboard Europe	**9**	7	10
Specialty Products	**15**	15	16
Tissue Papers	**39**	35	33
Corporate Activities	**(9)**	(5)	(9)
OIBD excluding specific items	**96**	78	83

Note 1 - Refer to the section "Supplemental information on non-IFRS measures".
Note 2 - 2012 figures have been restated to comply with IAS19 standard - Employee benefits.

Our third quarter results represent our best EBITDA performance since 2010. Our two largest sectors, Containerboard and Tissue Papers, performed better, both sequentially and year-over-year. Both sectors benefited from improved productivity. The pricing environment in the Containerboard sector and sustained demand in the Tissue Papers sector have also helped to counterbalance higher raw material costs. In Europe, our boxboard activities also slightly improved their results compared to last year and the sequential decrease in volume is usual for this quarter. The Specialty Products Group continues to improve its financial performance. Our EBITDA was negatively impacted by approximately $4 million during the third quarter following flooding incidents resulting in additional maintenance and repair expenses and unplanned downtime for a shortfall of 5,800 tons at our existing containerboard mill in Niagara Falls and 4,000 tons at our fine paper mill in St-Jérôme.

The Greenpac mill successfully started its production as planned on July 15. The ramp-up is progressing according to plan and we are pleased with the efficiency of the machine and the quality of the board. Average daily production during the quarter was 532 tons per day with recent peaks at over 1,300 tons on a nameplate capacity of 1,500 tons per day. In addition, although not consolidated in our results, positive operating income before depreciation was achieved in September.

MARIO PLOURDE
President and Chief Executive Officer

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
4

BUSINESS DRIVERS

Cascades' results are impacted by the U.S. dollar and Euro fluctuations against the Canadian dollar, as well as by energy prices.

EXCHANGE RATES

In the third quarter of 2013, the Canadian currency lost 1% against the U.S. dollar and 3% against the Euro compared to the previous quarter. The average value of the Canadian dollar was 4% and 10% lower against its U.S. counterpart and the Euro respectively than during the same period last year.


1.10
1.05
1.00
0.95
0.90
0.85
0.80
1.00
0.95
0.90
0.85
0.80
0.75
0.70
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
US$/CAN$
EURO€/CAN$

ENERGY COSTS

As for energy costs, natural gas spot prices decreased by 13% compared to the second quarter of 2013. Compared to the third quarter of 2012 however, prices have averaged 28% more.

The price of crude oil increased by 11% during the quarter. It was also 14% higher in Q3 2013 than during the same period last year.


7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
110
100
90
80
70
60
50
40
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Natural gas (US$/mmBtu)
Crude oil (US$/barrel)

MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS

On the selling price front for our manufacturing operations, Cascades' North American price index in U.S. dollars increased by 2% during the third quarter of 2013 compared to the previous quarter. This sequential increase is mostly attributable to higher average prices in the Containerboard Group. Year over year, the price index was 7% higher. Again, higher prices for containerboard and, to a lesser extent, tissue papers, explain the difference. In Europe, the challenging economy and market environment caused average selling price to decrease by 3% compared to the same period of last year. Prices improved since the second quarter of 2013 and averaged 1% more.

Our North American raw material index for the third quarter of 2013 increased by 3% compared to the previous quarter. This was essentially caused by higher costs for recycled brown and white paper grades that surpassed the lower average costs for recycled groundwood papers. Compared to the same period last year however, the costs for recycled brown papers and groundwood papers increased while recycled white papers decreased by 14%.

The result is a wider average manufacturing spread in U.S. dollars between the selling price index for our manufacturing operations and our raw material index which increased by 1% compared to the second quarter of 2013 (+3% in Canadian dollar). In comparison to Q3 2012, the spread in U.S. dollars was 11% higher (+16% in Canadian dollars).


1,400
1,300
1,200
1,100
1,000
750
625
500
375
250
Q4 2010
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Selling prices index (US$)[1]
Raw materials index (US$)[2]

1 The Cascades North American selling prices index represents an approximation of the Corporation's manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.

2 The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in short tons). This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
5

These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	2011	2012					2013			Q3 2013 over Q3 2012		Q3 2013 over Q2 2013	
		Q1	Q2	Q3	Q4		Q1	Q2	Q3	(units)	(%)	(units)	(%)
Selling prices (average)													
Cascades North American US$ Index (index 2005 = 1,000)[1]	1,256	1,271	1,227	1,233	1,261	1,248	1,263	1,298	**1,319**	**86**	**7%**	**20**	**2%**
PACKAGING PRODUCTS													
Boxboard													
North America (US$/ton)													
Recycled boxboard - 20pt. clay coated news (transaction)	909	920	913	887	880	900	880	912	**942**	**55**	**6%**	**30**	**3%**
Europe (Euro/tonne)													
Recycled white-lined chipboard (GD2) index[2]	710	698	677	677	669	680	656	656	**670**	**-6**	**-1%**	**15**	**2%**
Virgin coated duplex boxboard (GC2) index[3]	1,153	1,141	1,118	1,118	1,106	1,121	1,086	1,086	**1,086**	**-32**	**-3%**	**-**	**-%**
Containerboard (US$/ton)													
Linerboard 42-lb. unbleached kraft, East U.S. (transaction)	640	640	640	657	690	657	690	740	**740**	**83**	**13%**	**-**	**-%**
Corrugating medium 26-lb. semichemical, East U.S. (transaction)	610	610	610	627	660	627	660	710	**710**	**83**	**13%**	**-**	**-%**
Specialty Products (US$/ton, tonne for deinked pulp)													
Recycled boxboard - 20pt. bending chip (transaction)	670	670	670	657	650	662	653	665	**682**	**25**	**4%**	**17**	**3%**
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	763	663	675	713	715	692	740	755	**758**	**45**	**6%**	**3**	**-%**
Unbleached kraft paper, grocery bag 30-lb.	1,095	1,110	1,110	1,110	1,110	1,110	1,118	1,135	**1,135**	**25**	**2%**	**-**	**-%**
Uncoated white 50-lb. offset, rolls	940	923	920	920	907	918	898	870	**840**	**-80**	**-9%**	**-30**	**-3%**
TISSUE PAPERS													
Cascades Tissue Papers (index 1999 = 1,000)[4]	1,669	1,654	1,647	1,651	1,642	1,649	1,619	1,598	**1,594**	**-57**	**-3%**	**-4**	**-%**
Raw materials (average)													
Cascades North American US$ Index (index 2005 = 300)[5]	472	386	382	367	340	369	353	348	**358**	**-9**	**-2%**	**10**	**3%**
RECYCLED PAPER													
North America (US$/ton)													
Corrugated containers, no. 11 (OCC - New England)	149	123	120	93	82	104	94	98	**102**	**10**	**10%**	**4**	**4%**
Special news, no. 8 (ONP - Chicago & NY average)	126	85	90	70	60	76	67	65	**58**	**-13**	**-18%**	**-8**	**-12%**
Sorted office papers, no. 37 (SOP - Chicago & NY average)	233	145	151	170	151	154	150	138	**135**	**-36**	**-21%**	**-3**	**-2%**
Europe (Euro/tonne)													
Recovered paper index[6]	140	113	118	102	111	111	111	119	**115**	**13**	**13%**	**-4**	**-3%**
VIRGIN PULP (US$/tonne)													
Northern Bleached softwood kraft, East U.S.	978	873	900	853	863	873	898	937	**947**	**93**	**11%**	**10**	**1%**
Northern Bleached hardwood kraft mixed, East U.S.	808	714	778	763	744	750	791	853	**873**	**111**	**15%**	**20**	**2%**
WOODCHIPS – Conifer Eastern Canada (US$/odmt)	127	130	121	120	120	123	110	107	**105**	**-15**	**-13%**	**-2**	**-2%**

Sources: RISI, Random Lengths, Dow Jones and Cascades.

1 See note 1 on page 5.
2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades' recycled grade selling prices in Europe. It is weighted by country.
3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades' virgin grade selling prices in Europe. It is weighted by country.
4 The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5 See note 2 on page 5.
6 The Cascades recovered paper index represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009 and has been reset as of January 1, 2013.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
6

MANAGEMENT’S DISCUSSION & ANALYSIS Financial Overview IN 2012 The Corporation posted a 33% increase in its OIBD excluding specific items, compared to 2011, even though we encountered many challenges over which we did not have control. We faced challenging business conditions due to high competitiveness in all the markets in which our various groups are involved. This has led to a general decline in our average selling prices, in particular for our boxboard operations in Europe. However, we benefited from a significant decrease in our raw materials costs that allowed us to add $115 million to our OIBD. Indeed, after historical heights for recycled fibre prices during the third quarter of 2011, they declined by 21% in the year. We also started implementing an increase of US$50/s.t. to the selling price in our Containerboard operations during the fourth quarter. Finally, actions taken during the year in accordance with our strategic plan should increase our profitability in the near term (see the “Business Highlights’’ section on page 8 for more details). IN 2013 In the first nine months of 2013, we were able to benefit from higher volumes shipped within most of our groups as well as a positive impact on the exchange rate resulting from the depreciation of the Canadian dollar against both the U.S. dollar and the Euro. We also benefited from a significant increase in profitability in our containerboard activities. On the other hand, business conditions remained challenging and had a negative impact on our average selling prices especially within our Boxboard Europe Group activities compared to the first nine months of 2012. For the 3-month period ended September 30, 2013, the Corporation posted net earnings of $11 million, or $0.12 per share, compared to net earnings of $2 million, or $0.02 per share in the same period of 2012. Excluding specific items, which are discussed in detail on pages 16 to 19, we posted net earnings of $7 million or $0.07 per share during the period, compared to net earnings of $4 million or $0.05 per share in the same period of 2012. Sales during the period increased by $89 million, or 10%, to reach $995 million, compared to $906 million in the same period of 2012. The Corporation recorded an operating income of $37 million during the period, compared to $36 million in the same period of 2012. Excluding specific items, operating income increased by $17 million to reach $50 million during the period, compared to $33 million in the same period of 2012 (see “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts). For the 9-month period ended September 30, 2013, the Corporation posted net earnings of $5 million, or $0.06 per share, compared to net earnings of $10 million, or $0.10 per share in the same period of 2012. Excluding specific items, which are discussed in detail on pages 16 to 19, we posted net earnings of $11 million or $0.12 per share during the period, compared to net earnings of $10 million or $0.11 per share in the same period of 2012. Sales during the period increased by $150 million, or 5%, to reach $2,891 million, compared to $2,741 million in the same period of 2012. The Corporation recorded an operating income of $95 million during the period, compared to $94 million in the same period of 2012, an increase of $1 million. Excluding specific items, operating income stood at $113 million during the period, compared to $96 million in the same period of 2012, an increase of $17 million (see “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

Business Highlights In 2012, the Corporation completed several transactions (closure or acquisition of certain operating units) and announced other restructuring measures and investments in order to optimize its asset base and streamline its cost structure. The following transactions and announcements that occurred in 2012 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results: BUSINESS ACQUISITIONS, CLOSURES AND RESTRUCTURING 2012 containerboardgroup On April 1, the Corporation acquired Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario. On April 25, the Corporation announced, as part of a restructuring plan and concurrent investments of $30 million, the permanent closure of three converting corrugated products plants, in Mississauga, North York and Peterborough, Ontario. On September 5, the Corporation announced, as part of a restructuring plan and concurrent investments of $22 million, the closure of its folding carton plant located in Lachute, Québec. The plant was closed at the beginning of the second quarter of 2013. specialtYproductsgroup On February 22, the Corporation announced the permanent closure of its honeycomb packaging facility located in Toronto, Ontario. tissuepapersgroup On August 13, the Corporation announced the permanent closure of one of its Scarborough converting plant (McNicoll Street) in Toronto, Ontario. SIGNIFICANT FACTS AND DEVELOPMENTS i. During the third quarter of 2013, we announced plans to install a second paper machine at our plant in St. Helens, Oregon. The project, of which total cost is estimated to be $35 million, consists in converting and starting up a second paper machine at our Oregon plant. The retrofitting of an existing machine will allow us to bring the additional capacity to this market at a reduced capital cost and on a faster timeline than if we were to build a new machine. Moreover, the addition of a second machine will allow us to improve the overall operating efficiency of the Oregon’s operation as a whole. ii.ii. In the fourth quarter of 2012, our Containerboard activities started implementing price increases for its manufacturing and converting products. These price increases were gradually implemented at the end of 2012 and in 2013. The 2013 results of this segment should benefit from the full impact of these price increases. iii. In April 2013, our Containerboard activities announced price increases of US$50 per ton for its manufacturing products and of 10% for its converting products. These price increases were gradually implemented starting in May 2013. During the third quarter of 2013, our North American boxboard activities announced price hikes on coated recycled paperboard (CRB) and solid bleached sulfate (SBS) of US$40 and US$15, respectively. All of these price increases are gradually being implemented and will impact our results in coming quarters. iv. In May 2013, our European recycled boxboard activities, Reno de Medici (RdM), announced a price hike of €50 per metric ton. Due to the long order backlog and market conditions, the positive impact of this price increase started to be felt only at the end of the third quarter. We expect to benefit from the full impact in the next quarter. v. Since 2010, the Corporation has invested US$125 million ($125 million) (US$26 million ($26 million) in 2013) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State (U.S.A.), in partnership with third parties. The initial estimated cost of the Greenpac mill was US$430 million. The facility was built on the property located adjacent to the existing containerboard mill in Niagara Falls, NY. Considered as the most advanced in its category in North America, Greenpac produces a lightweight linerboard, made of 100-per-cent-recycled fibre, on a 328-inch machine (8.33 meters), with an annual production capacity of 540,000 short tons. The mill successfully started its production as planned on July 15. Our objective of achieving full capacity within 12 months still stands and the ramp-up has been progressing according to plan since the start-up. We are extremely satisfied with the efficiency of the board machine and the quality of the board. Average daily production during the quarter was 532 short tons per day with recent peaks at over 1,300 tons on a nameplate capacity of 1,500 tons a day. In addition, positive operating income before depreciation was achieved in September. These results are encouraging as we expected Greenpac to achieve break-even OIBD for the year 2013. The Corporation recorded its 59.7% share of the net results of Greenpac which include start-up costs, depreciation and financing expenses but exclude income taxes. The overall impact amounted to a net loss excluding specific items of $8 million for the nine-month period ended September 30, 2013 ($6 million for the third quarter).

The Corporation's interest in the project is 59.7% and except for the bridge loan, this investment is accounted for using the equity method. The Corporation has entered into agreements to guarantee certain obligations in relation to the construction of the mill. The Corporation has guaranteed cost overruns relating to (i) remedial work at the Niagara Falls site, necessary to prepare the construction site, to the extent that such costs exceed the budgeted costs and funded contingency reserve of $10 million; and (ii) construction costs in excess of the budgeted construction costs. In 2012, the Corporation granted US$12 million ($12 million) in letters of credit regarding these obligations. The final costs of the project will be determined at the end of the ramp-up period but we are estimating additional costs of approximately 10% over the initial project cost. Accordingly, it is expected that the letters of credit will be drawn upon. The excess of the initial estimate of $430 million will be supported by the equity partners through the letters of credit and additional funding if required. The Corporation's share in the excess cost, including the letters of credits, is estimated at $26 million of which $3 million remains to be paid during the fourth quarter. In August 2013, the Corporation filed a lawsuit against the former owner of the land where the Greenpac mill has been built for compensatory damages in relation to additional costs incurred to remediate contaminated soil.

vi. In 2010, The Corporation entered into a put and call agreement with Industria E Innovazione ("Industria") whereby it had the option to buy 9.07% (100% of the shares held by Industria) of the shares of Reno de Medici (RdM) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also had the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. As the put option held by Industria became effective on January 1, 2013 and the Corporation expected it would be exercised after the first quarter of 2013, an obligation in the amount of €14 million ($18 million) was recorded by the Corporation as at March 31, 2013. Consequently, the non-controlling interest has been adjusted by 9.07% effective January 1, 2013, to 42.39%. Industria did raise the put option in the second quarter of 2013, resulting in a cash payment for the Corporation of €14 million ($19 million). Our share in the equity of RdM, as at September 30, 2013, stands at 57.61%.

vii. On May 9th, 2013, Mr. Mario Plourde was appointed as the new President and Chief Executive Officer ("CEO") of the Corporation, following a two-year transition as Chief Operating Officer.

NEW IFRS ADOPTED IN 2013

IAS 19 — EMPLOYEE BENEFITS

IAS 19 has been amended and includes significant changes to the recognition and measurement of the defined benefit pension expense and termination benefits and enhances the disclosure of all employee benefits. As such, the Corporation retroactively restated its 2012 consolidated financial statements (for more details, see Note 3 of the unaudited condensed interim consolidated financial statements). It is worth nothing that it is a non-cash adjustment and does not affect the Corporation's financial ratios related to its various credit agreements.

The following table summarizes the changes to the statement of earnings per quarter for 2012:

(in millions of Canadian dollars, unless otherwise noted)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012
Increase in interest expense on employee future benefits	4	3	4	4	15
Related income tax recovery	(1)	(1)	(1)	(1)	(4)
Net loss impact	**(3)**	**(2)**	**(3)**	**(3)**	**(11)**
Net earnings (loss) attributable to Shareholders for the period as reported in 2012	6	7	5	(29)	(11)
Net earnings (loss) per share as reported (basic and diluted, in dollars)	$0.06	$0.08	$0.05	$(0.30)	$(0.11)
Restated net earnings (loss) attributable to Shareholders for the period	**3**	**5**	**2**	**(32)**	**(22)**
Restated net earnings (loss) per share (basic and diluted, in dollars)	**$0.03**	**$0.05**	**$0.02**	**$(0.33)**	**$(0.23)**

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
9

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2011					2012					2013			
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL
OPERATIONAL														
Total shipments (in '000 of s.t.) [1]														
Packaging Products														
Containerboard	383	352	328	309	1,372	302	297	298	293	1,190	296	324	**334**	**954**
Boxboard Europe [2]	57	318	269	253	897	277	285	261	281	1,104	299	301	**260**	**860**
Specialty Products [3]	97	98	95	87	377	98	97	99	91	385	94	94	**93**	**281**
	537	768	692	649	2,646	677	679	658	665	2,679	689	719	**687**	**2,095**
Tissue Papers [4]	124	134	130	125	513	130	146	147	141	564	143	149	**153**	**445**
Total	661	902	822	774	3,159	807	825	805	806	3,243	832	868	**840**	**2,540**
Integration rate														
Containerboard (North America)	53%	53%	55%	52%	53%	56%	57%	59%	58%	57%	56%	51%	**49%**	**53%**
Tissue Papers	58%	57%	58%	69%	60%	72%	68%	68%	69%	69%	69%	70%	**71%**	**69%**
Manufacturing capacity utilization rate														
Packaging Products														
Containerboard	92%	89%	89%	93%	91%	88%	85%	86%	86%	86%	87%	90%	**88%**	**89%**
Boxboard Europe	93%	94%	86%	84%	88%	92%	95%	86%	93%	92%	99%	99%	**86%**	**99%**
Specialty Products (paper only)	80%	79%	78%	69%	77%	78%	77%	79%	72%	77%	76%	76%	**74%**	**76%**
Tissue Papers [5]	91%	93%	90%	87%	90%	94%	98%	97%	94%	96%	98%	98%	**100%**	**98%**
Total	90%	90%	87%	86%	88%	89%	90%	87%	88%	88%	92%	93%	**87%**	**92%**
Energy cons. [6] **- GJ/ton**	12.64	10.65	10.50	12.90	11.38	11.86	11.18	10.89	11.71	11.41	12.01	10.98	**10.40**	**11.13**
Work accidents [7] **- OSHA frequency rate**	4.50	4.70	4.50	4.30	4.50	3.20	3.80	4.60	3.50	3.78	3.10	3.30	**3.10**	**3.20**
FINANCIAL														
Return on assets [8]														
Packaging Products														
Containerboard	11%	9%	7%	6%	6%	7%	7%	7%	7%	7%	8%	9%	**10%**	**10%**
Boxboard Europe	9%	9%	8%	7%	7%	7%	6%	6%	6%	6%	6%	6%	**6%**	**6%**
Specialty Products	11%	10%	8%	7%	7%	7%	8%	8%	9%	9%	9%	10%	**10%**	**10%**
Tissue Papers	14%	13%	12%	11%	11%	11%	15%	17%	19%	19%	18%	18%	**18%**	**18%**
Consolidated return on assets	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%	7.6%	7.5%	8.1%	8.1%	8.0%	8.0%	**8.5%**	**8.5%**
Return on capital employed [9]	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%	2.3%	2.3%	2.8%	2.8%	2.8%	2.9%	**3.2%**	**3.2%**
Working capital [10]														
In millions of $, at end of period	526	565	564	510	510	536	549	524	455	455	488	544	**485**	**485**
% of sales [11]	14.9%	14.7%	14.7%	14.8%	14.8%	14.8%	15.0%	14.8%	14.4%	14.4%	14.0%	13.5%	**13.1%**	**13.1%**

1 Shipments do not take into account the elimination of business sector intercompany shipments.

2 Starting in the second quarter of 2011, shipments take into account the full consolidation of RdM.

3 Industrial packaging and specialty papers shipments.

4 Starting in the fourth quarter of 2011, shipments take into account the acquisition of Papersource.

5 Defined as: Manufacturing internal and external shipments/Practical capacity.

6 Average energy consumption for manufacturing mills only, excluding RdM.

7 Excluding RdM, Papersource and Bird Packaging.

8 Return on assets is a non-IFRS measure defined as the last twelve months ("LTM") OIBD excluding specific items/LTM Average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.

9 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.

10 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.

11 % of sales = Average LTM Working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months on a pro-forma basis.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

10

HISTORICAL FINANCIAL INFORMATION 2011 2012 RESTATED1 2013 (In millions of Canadian dollars, unless otherwised noted) Q1 Q2 Q3 Q4 TOTAL Q1 Q2 Q3 Q4 TOTAL Q1 Q2 Q3 TOTAL Sales Packaging Products Containerboard 344 333 317 299 1,293 284 300 299 306 1,189 298 335 353 986 Boxboard Europe 62 256 221 206 745 204 208 181 198 791 212 215 194 621 Specialty Products 202 219 224 206 851 202 209 197 183 791 189 196 197 582 Inter-segment sales (27) (28) (27) (22) (104) (18) (19) (17) (14) (68) (14) (17) (15) (46) 581 780 735 689 2,785 672 698 660 673 2,703 685 729 729 2,143 Tissue Papers 199 218 221 233 871 229 255 253 242 979 241 264 279 784 Inter-segment sales and Corporate activities (6) (7) (9) (9) (31) (10) (9) (7) (11) (37) (12) (11) (13) (36) 774 991 947 913 3,625 891 944 906 904 3,645 914 982 995 2,891 Operating income (loss) Packaging Products Containerboard (4) 4 (1) (24) (25) 8 (1) 7 (29) (15) 11 21 33 65 Boxboard Europe 3 13 (2) (4) 10 4—(1) (2) 1 2 1—3 Specialty Products 1 2 2 (17) (12) 5 8 8 2 23 5 9 (12) 2 —19 (1) (45) (27) 17 7 14 (29) 9 18 31 21 70 Tissue Papers—7 8 37 52 21 26 24 21 92 18 23 29 70 Corporate activities (6) (5)—(6) (17) (9) (4) (2) (11) (26) (16) (16) (13) (45) (6) 21 7 (14) 8 29 29 36 (19) 75 20 38 37 95 OIBD excluding specific items 2 Packaging Products Containerboard 19 20 27 19 85 21 23 26 25 95 25 33 42 100 Boxboard Europe 5 17 10 10 42 13 11 7 11 42 11 10 9 30 Specialty Products 7 12 13 2 34 11 15 15 8 49 11 16 15 42 31 49 50 31 161 45 49 48 44 186 47 59 66 172 Tissue Papers 10 16 18 28 72 33 39 35 31 138 29 33 39 101 Corporate activities (4) (3) 11 (8) (4) (6) (4) (5) (5) (20) (8) (9) (9) (26) Total 37 62 79 51 229 72 84 78 70 304 68 83 96 247 Net earnings (loss)1 (8) 122 (20) 5 99 3 5 2 (32) (22) (8) 2 11 5 Excluding specific items 2 1 (9) (2) (4) (14) 1 5 4 (5) 5 (4) 8 7 11 Net earnings (loss) per share (in dollars)1 Basic $(0.08) $1.27 $(0.21) $0.05 $1.03 $0.03 $0.05 $0.02 $(0.33) $(0.23) $(0.09) $0.03 $0.12 $0.06 Basic, excluding specific items 2 $0.01 $(0.09) $(0.02) $(0.04) $(0.14) $0.01 $0.05 $0.05 $(0.06) $0.05 $(0.04) $0.09 $0.07 $0.12 Cash flow from operations (adjusted) including discontinued operations 2 22 14 60 35 131 48 37 42 34 161 46 41 78 165 Cash flow from discontinued operations (adjusted) 2 (7) 2 — (5) — — — — -Cash flow from continuing operations (ajusted) 2 15 16 60 35 126 48 37 42 34 161 46 41 78 165 Excluding specific items 15 17 61 40 133 48 40 44 35 167 46 41 78 165 Net Debt 3 1,445 1,298 1,370 1,485 1,485 1,524 1,585 1,542 1,535 1,535 1,581 1,675 1,601 1,601 Cascades North American US$ selling price index (2005 index = 1,000) 4 1,238 1,250 1,267 1,272 1,256 1,271 1,227 1,233 1,261 1,248 1,262 1,298 1,319 1,281 Cascades North American US$ raw materials index (2005 index = 300) 4 471 494 514 409 472 386 382 367 340 369 353 348 358 353 US$/CAN$ $0.99 $0.97 $0.98 $1.02 $0.99 $1.00 $1.01 $0.99 $0.99 $1.00 $1.01 $1.02 $1.04 $1.02 EURO€/CAN$ $1.35 $1.39 $1.38 $1.38 $1.38 $1.31 $1.30 $1.25 $1.29 $1.29 $1.33 $1.34 $1.38 $1.35 NaturalGasHenryHub—US$/mmBtu $4.10 $4.31 $4.19 $3.55 $4.04 $2.74 $2.22 $2.81 $3.40 $2.79 $3.34 $4.09 $3.58 $3.72 Sources: Bloomberg and Cascades. 1 The 2012 figures were restated to comply with IAS19 standard—Employee benefits (please refer to page 9 for more details). 2 See “Supplemental information on non-IFRS measures.” 3 Defined as total debt less cash and cash equivalents. 4 See Notes 1 and 2 on page 5.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
	2013	2012	2013	2012
Net earnings attributable to Shareholders for the period	**11**	2	**5**	10
Net loss from discontinued operations for the period	**-**	-	**-**	2
Net earnings (loss) attributable to non-controlling interest	**1**	(1)	**2**	(3)
Share of results of associates and joint ventures	**-**	1	**(2)**	(3)
Provision for income taxes	**7**	-	**8**	4
Foreign exchange loss (gain) on long-term debt and financial instruments	**(11)**	5	**(4)**	(2)
Financing expense and interest on future employee benefits	**29**	29	**86**	86
Operating income	**37**	36	**95**	94
Specific items:				
Loss (gain) on acquisitions, disposals and others	**-**	-	**3**	(1)
Impairment charges	**20**	1	**20**	2
Restructuring costs	**-**	-	**-**	4
Unrealized gain on financial instruments	**(7)**	(6)	**(5)**	(6)
Accelerated depreciation due to restructuring measures	**-**	2	**-**	3
	13	(3)	**18**	2
Operating income - excluding specific items	**50**	33	**113**	96
Depreciation and amortization, excluding specific items	**46**	45	**134**	138
Operating income before depreciation and amortization - excluding specific items	**96**	78	**247**	234

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amount per share)	NET EARNINGS				NET EARNINGS PER SHARE [1]			
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
	2013	2012	2013	2012	2013	2012	2013	2012
As per IFRS	**11**	2	**5**	10	**$0.12**	$0.02	**$0.06**	$0.10
Specific items :								
Loss (gain) on acquisitions, disposals and others	**-**	-	**3**	(1)	**-**	-	**$0.03**	$(0.01)
Impairment charges	**20**	1	**20**	2	**$0.16**	-	**$0.16**	$0.01
Restructuring costs	**-**	-	**-**	4	**-**	-	**-**	$0.03
Unrealized gain on financial instruments	**(7)**	(6)	**(5)**	(6)	**$(0.06)**	$(0.04)	**$(0.04)**	$(0.04)
Accelerated depreciation due to restructuring measures	**-**	2	**-**	3	**-**	$0.02	**-**	$0.03
Unrealized gain on interest rate swaps	**(1)**	-	**(1)**	-	**$(0.01)**	-	**$(0.01)**	-
Foreign exchange loss (gain) on long-term debt and financial instruments	**(11)**	5	**(4)**	(2)	**$(0.10)**	$0.05	**$(0.04)**	$(0.02)
Share of results of associates, joint ventures and non-controlling interest (unrealized gain on financial instruments)	**(5)**	-	**(5)**	(2)	**$(0.04)**	-	**$(0.04)**	$(0.01)
Included in discontinued operations, net of tax	**-**	-	**-**	2	**-**	-	**-**	$0.02
Tax effect on specific items and other tax adjustments[1]	**-**	-	**(2)**	-	**-**	-	**-**	-
	(4)	2	**6**	-	**$(0.05)**	$0.03	**$0.06**	$0.01
Excluding specific items	**7**	4	**11**	10	**$0.07**	$0.05	**$0.12**	$0.11

1 *Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item "Tax effect on specific items and other tax adjustments" only include the effect of tax adjustments.*

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
12

The following table reconciles cash flow provided by operating activities with cash flow from operations (adjusted) excluding specific items: For the 3-month periods ended September 30, For the 9-month periods ended September 30, (in millions of Canadian dollars) 2013 2012 2013 2012 Cash flow provided by operating activities 109 54 146 111 Changes in non-cash working capital components (31) (12) 19 16 Cash flow (adjusted) from operations 78 42 165 127 Specific items, net of current income tax Restructuring costs – 2 – 5 Excluding specific items 78 44 165 132 The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization: For the 3-month periods ended September 30, For the 9-month periods ended September 30, (in millions of Canadian dollars) 2013 2012 2013 2012 Cash flow provided by operating activities 109 54 146 111 Changes in non-cash working capital components (31) (12) 19 16 Depreciation and amortization (46) (47) (134) (141) Income taxes paid (received) (4) 10 (3) 20 Net financing expense paid 16 15 65 65 Gain (loss) on acquisitions, disposals and others – – (3) 1 Impairment charges and restructuring costs (20) 1 (20) (1) Unrealized gain on derivative financial instruments 7 6 5 6 Employee future benefits and others 6 9 20 17 Operating income 37 36 95 94 Depreciation and amortization 46 47 134 141 Operating income before depreciation and amortization 83 83 229 235

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

SALES

Sales increased by $89 million, or 10%, to $995 million in the third quarter of 2013 compared to $906 million in the same period of 2012 resulting from higher volumes and from the 11% and 4% decrease of the Canadian dollar against, respectively, the Euro and the U.S. dollar. Total shipments increased by 4%. Excluding the impact of closed businesses, our shipments increased as well, by 4% in the third quarter of 2013 compared to the same period of 2012.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $37 million in the third quarter of 2013 compared to $36 million in the same period of 2012, an increase of $1 million resulting mainly from higher volumes, lower energy costs, the 11% and 4% decrease of the Canadian dollar against, respectively, the Euro and the U.S. dollar and the positive impact of strategic decisions to close some units; but this was partly offset by the negative impact of raw materials costs and the specific items variation. Excluding specific items, the operating income increased by $17 million to $50 million in the third quarter of 2013 compared to $33 million in the same period of 2012 (see "Supplemental Information on non-IFRS measures" and "Specific items included in operating income, discontinued operations and net earnings" sections for reconciliation of these amounts).

Our operating income before depreciation was negatively impacted by approximately $4 million during the third quarter following flooding incidents resulting in additional maintenance and repair expenses and unplanned downtime for a shortfall of 5,800 tons at our existing containerboard mill in Niagara Falls and 4,000 tons at our fine paper mill in St-Jérôme.

The main variances in sales and operating income in the third quarter of 2013 compared to the same period of 2012, are shown below:

Sales ($M)


906
45
40
4
995
Sales Q3 2012
Volume
F/X CAN$
Selling price & mix
Other intercompany eliminations
Business closures
Sales Q3 2013

Operating income ($M)


36
47
(5)
78
15
9
8
5
4
(10)
(13)
96
(13)
(46)
37
Q3 2012 Operating income
Depreciation & amortization
Specific items
Q3 2012 OIBD 4
Volume
Energy
F/X CAN$ 2
Business closures
Selling price & mix
Raw materials 1
Other costs 3
Q3 2013 OIBD 4
Specific items
Depreciation & amortization
Q3 2013 Operating income

1 *Raw materials: The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.*

2 *F/X CAN$: The estimated impact of the exchange rate is based only on the Corporation's export sales less purchases that are impacted by exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Corporation's working capital items and cash position.*

3 *Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.*

4 *OIBD: Excluding specific items.*

The operating income variance analysis by segment is shown in each business segment review (refer to pages 20 to 27).

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

14

FINANCIAL RESULTS FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 SALES Sales increased by $150 million, or 5%, to $2,891 million in the first nine months of 2013 compared to $2,741 million in the same period of 2012 resulting from higher volumes, the 5% and 2% decrease of the Canadian dollar against, respectively, the Euro and the U.S. dollar and the net impact of businesses acquired and closed. That increase was partly offset by the negative impacts of lower average selling prices and mix throughout most of the Corporation. Total shipments increased by 4%. Excluding the impact of businesses acquired and closed, our shipments increased as well, by 4% in the first nine months of 2013 compared to the same period of 2012. OPERATING INCOME FROM CONTINUING OPERATIONS The Corporation generated an operating income of $95 million in the first nine months of 2013 compared to $94 million in the same period of 2012, an increase of $1 million. The higher volume, lower energy costs, the decrease of the Canadian dollar and the positive impacts of businesses acquired and closed were the factors behind the increase in operating income but were partly offset by the negative impacts of lower average selling prices and mix throughout the Corporation, by other production costs such as outside subcontracting and production inefficiencies and the specific items variation. Excluding specific items, the operating income stood at $113 million in the first nine months of 2013 compared to $96 million in the same period of 2012 (see “Supplemental Information on non-IFRS measures” and “Specific items included in operating income, discontinued operations and net earnings’’ sections for reconciliation of these amounts). The main variances in sales and operating income in the first nine months of 2013 compared to the same period of 2012, are shown below: sales($m) operatingincome($m) 11 7 (36) 14 (9) 16 (32) 60 17 43 (36) 2,891 247 (18) 141 (1) 234 (134) 108 94 95 2,741 4 2 13 4 Sales Q3 2012 YTD Volume F/X CAN$ Other intercompany eliminations Business acquis. and closures Selling price & mix Sales Q3 2013 YTD Q3 2012 YTD Operating income Depreciation & amortization Specific items Q3 2012 YTD OIBD Volume Energy F/X CAN$ Business acquis. and closures Raw materials Other costs Selling price & mix Q3 2013 YTD OIBD Specific items Depreciation & amortization Q3 2013 YTD Operating income For Notes 1 to 4, see definitions on page 14. The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME, DISCONTINUED OPERATIONS AND NET EARNINGS

The Corporation incurred some specific items in the first nine months of 2013 and 2012 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

	For the 3-month period ended September 30,					
	2013					
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	33	-	(12)	29	(13)	37
Depreciation and amortization	16	9	7	10	4	46
Operating income (loss) before depreciation and amortization	49	9	(5)	39	(9)	83
Specific items:						
Impairment charges	-	-	20	-	-	20
Unrealized gain on financial instruments	(7)	-	-	-	-	(7)
Operating income (loss) before depreciation and amortization - excluding specific items	42	9	15	39	(9)	96
Operating income (loss) - excluding specific items	26	-	8	29	(13)	50

	For the 3-month period ended September 30,					
	2012					
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	7	(1)	8	24	(2)	36
Depreciation and amortization	17	9	7	11	3	47
Operating income (loss) before depreciation and amortization	24	8	15	35	1	83
Specific items:						
Impairment charges	1	-	-	-	-	1
Unrealized loss (gain) on financial instruments	1	(1)	-	-	(6)	(6)
	2	(1)	-	-	(6)	(5)
Operating income (loss) before depreciation and amortization - excluding specific items	26	7	15	35	(5)	78
Accelerated depreciation due to restructuring measures	1	-	-	1	-	2
Operating income (loss)—excluding specific items	10	(2)	8	25	(8)	33

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
16

(in millions of Canadian dollars)	For the 9-month period ended September 30, 2013					
	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	65	3	2	70	(45)	95
Depreciation and amortization	44	27	20	31	12	134
Operating income (loss) before depreciation and amortization	109	30	22	101	(33)	229
Specific items:						
Loss (gain) on acquisitions, disposals and others	(2)	-	-	-	5	3
Impairment charges	-	-	20	-	-	20
Unrealized loss (gain) on financial instruments	(7)	-	-	-	2	(5)
	(9)	-	20	-	7	18
Operating income (loss) before depreciation and amortization - excluding specific items	100	30	42	101	(26)	247
Operating income (loss) - excluding specific items	56	3	22	70	(38)	113

(in millions of Canadian dollars)	For the 9-month period ended September 30, 2012					
	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	14	3	21	71	(15)	94
Depreciation and amortization	51	27	20	35	8	141
Operating income (loss) before depreciation and amortization	65	30	41	106	(7)	235
Specific items:						
Gain on acquisitions, disposals and others	(1)	-	-	-	-	(1)
Impairment charges	2	-	-	-	-	2
Restructuring costs	4	-	-	-	-	4
Unrealized loss (gain) on financial instruments	-	1	-	1	(8)	(6)
	5	1	-	1	(8)	(1)
Operating income (loss) before depreciation and amortization - excluding specific items	70	31	41	107	(15)	234
Accelerated depreciation due to restructuring measures	2	-	-	1	-	3
Operating income (loss) - excluding specific items	21	4	21	73	(23)	96

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
17

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2013 and 2012, the Corporation recorded the following gains and other charge:

(in millions of Canadian dollars)	For the 3-month periods ended September 30, 2013	2012	For the 9-month periods ended September 30, 2013	2012
Employment contracts	-	-	5	-
Gain on disposal of property, plant and equipment	-	-	(2)	(1)
	-	-	3	(1)

2013

In the second quarter, the Containerboard Group sold a piece of land located at its New York City, U.S.A., containerboard plant and recorded a gain of $2 million on the disposal.

As part of the transition process related to the appointment of a new President and CEO, the Corporation entered into employment contracts with the new President and CEO and its Presidents of the Containerboard, Specialty Products and Tissue Papers business segments. The fair value of the post-employment benefit obligation related to these employment contracts was evaluated at $5 million as at March 31, and an equivalent charge has been recorded in the first quarter.

2012

In the first quarter, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil, Québec, corrugated containerboard plant and recorded a gain of $1 million on the disposal.

IMPAIRMENT CHARGES AND RESTRUCTURING CHARGES

In the first nine months of 2013 and 2012, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month periods ended September 30,				For the 9-month periods ended September 30,			
	2013		2012		2013		2012	
(in millions of Canadian dollars)	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS
Containerboard Group	-	-	1	-	-	-	2	4
Specialty Products Group	20	-	-	-	20	-	-	-
	20	-	1	-	20	-	2	4

2013

During the third quarter, the Specialty Products Group recorded an impairment charge of $20 million.

2012

During the year, the Containerboard Group recorded restructuring costs totalling $4 million related to the consolidation announced in Ontario. The Containerboard Group also recorded additional impairment charges of $2 million ($1 million in the third quarter) related to the closures of the Burnaby mill and the Le Gardeur plant in 2011.

In the third quarter, the Corporation announced the closure of its Lachute folding carton plant of the Containerboard Group. This resulted in the recognition of severance provisions totalling $2 million offset by a compression gain on the pension plan amounting to $2 million.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
18

DERIVATIVE FINANCIAL INSTRUMENTS In the first nine months of 2013, the Corporation recorded an unrealized gain of $5 million ($7 million in the third quarter) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper, compared to a $6 million gain for the same period of 2012 ($6 million in the third quarter). INTEREST RATE SWAPS In the first nine months of 2013, the Corporation recorded an unrealized gain of $1 million ($1 million in the third quarter) on financial instruments on interest rate swaps (nil in 2012). FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS In the first nine months of 2013, the Corporation recorded a gain of $4 million ($11 million in the third quarter) on its US$-denominated debt and related financial instruments, compared to a gain of $2 million in the same period of 2012 ($5 million loss in the third quarter). This is composed of a loss of $3 million ($1 million gain in the third quarter) on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a $7 million gain ($10 million gain in the third quarter) on foreign exchange forward contracts not designated as hedging instruments. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES In the first nine months of 2013, the share of results of our associates and joint ventures includes includes an unrealized gain on financial instruments of $5 million ($5 million in the third quarter). DISCONTINUED OPERATIONS In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In the first quarter of 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. ACCELERATED DEPRECIATION DUE TO RESTRUCTURING MEASURES On April 25, 2012, the Corporation announced, in the Containerboard Group, the closure of its North York and Peterborough units as well as the OCD plant in Mississauga. These closures resulted in accelerated depreciation of $1 million in the second quarter and $1 million in the third quarter of 2012 due to the revaluation of the remaining useful life and residual value of some pieces of equipment. On August 13, 2012, the Corporation announced the closure of its Tissue Papers Group plant located in Scarborough and reviewed the useful life and residual value of its assets which resulted in accelerated depreciation of $1 million.

BUSINESS SEGMENT REVIEW

See "Appendix - Information for the 9-month periods ended September 30, 2013 and 2012" for more details on comparative cumulative results.

PACKAGING PRODUCTS – CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate

The U.S. containerboard industry's production increased by 3% compared to the previous quarter and by 3% compared to the same period last year. The industry's capacity utilization rate averaged 97% in Q3 2013.


3,250
3,000
2,750
2,500
2,250
2,000
100%
90%
80%
70%
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Total production ('000 s.t.)
Capacity utilization rate (%)

Source: RISI

U.S. containerboard inventories at box plants and mills

Inventories of containerboard increased during the third quarter and represented 4.2 weeks of supply in September. This is a steep increase in inventories but the previous quarter was particularly low. Nevertheless, the current level remains higher than historical level.


2.6
2.4
2.2
2.0
1.8
5.0
4.5
4.0
3.5
3.0
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Inventory level ('000 s.t.)
Weeks of supply

Source: Fiber Box Association

Our Performance (Q3 2012 vs Q3 2013)

The main variances in sales and operating income for the Containerboard Group are shown below:

Sales ($M)


299
41
6
5
2
353
Sales Q3 2012
Volume
F/X CAN$
Selling price & mix
Other intercompany eliminations
Business closures
Sales Q3 2013

Operating income ($M)


7
17
2
26
13
5
4
3
2
2
(13)
42
7
(16)
33
Q3 2012 Operating income
Depreciation & amortization
Specific items
Q3 2012 OIBD
Volume
Selling price & mix
Business closures
Energy
F/X CAN$
Other costs
Raw materials
Q3 2013 OIBD
Specific items
Depreciation & amortization
Q3 2013 Operating income

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the third quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

20

Q3 2012	Q3 2013	CHANGE IN %
Shipments[1] ('000 s.t.)		
298	334	12%
Average Selling Price[2] (CAN$/unit)		
1,002	1,057	5%
Average Selling Price[2] (US$/unit)		
1,008	1,018	1%
Sales ($M)		
299	353	18%
Operating Income ($M) (as reported)		
7	33	371%
Operating Income ($M) (excluding specific items)		
10	26	160%
OIBD ($M) (as reported)		
24 8% of sales	49 14% of sales	104%
OIBD ($M) (excluding specific items)		
26 9% of sales	42 12% of sales	62%

1 Shipments do not take into account the elimination of business sector intercompany shipments.

2 Average selling price is a weighted average of containerboard and boxboard shipments.

Shipments increased by 12%, or 36,000 s.t. to 334,000 s.t. in the third quarter of 2013 compared to 298,000 s.t. in the same period of 2012. The mills' external shipments went up by 32,000 s.t., or 29% due to fewer tons sold internally following the start-up of the Greenpac mill, which is now fulfilling a portion of our converting plants linerboard needs. Purchases from Greenpac are presented as external purchases since Greenpac is accounted for using the equity method. In the converting operations, shipments went up by 4.2% due to a strong performance on the part of our corrugated products plants that realized increased volume of 7.2% during the same time that the Canadian corrugated products industry recorded an increase of 0.1%. The Niagara Falls mill was affected during the period by a flood resulting in a loss of 5,800 short tons.

The total **average selling price** went up by $55, or 5%, to $1,057 per s.t. in the third quarter of 2013 compared to $1,002 in the same period of 2012. All our sub-sectors benefited from the containerboard and boxboard market selling price increases implemented since April. In fact, the containerboard mills average selling price grew by $83 per s.t. while the corrugated products plants increased theirs by $70 per s.t. The higher average selling prices of the period were partially offset by the change in the group's product mix. Indeed, with a volume up by 29%, the primary mills increased their share of the group's total shipments by 5%. Our corrugated products and boxboard activities are expected to continue to benefit in the coming quarters from the implementation of the price increases announced recently (see Significant Facts and Developments section on page 8 for more details on price increases).

As a result, the Containerboard Group's **sales** increased by $54 million, or 18%, to $353 million in the third quarter of 2013 compared to $299 million in the same period of 2012. The higher volume registered in the period added $41 million, while the 4% decrease of the Canadian dollar compared to the US dollar added $6 million. Furthermore, the positive effect of the average selling price, as explained above, added $5 million of sales.

Excluding specific items, **operating income** stood at $26 million in the third quarter of 2013 compared to $10 million in the same period of 2012, an increase of $16 million. Higher volume was a contributor of $13 million to this increase. In 2012, we concluded the closure of three converting plants in Ontario and finalized the Burnaby mill closure. Those strategic decisions translated into additional operating income of $4 million. As well, the production efficiency and change in the group's product mix had a favorable impact on variable expenses which decreased by $9 million. On the other hand, raw materials was an adverse contributor, as the Group purchased more paper externally, resulting in a negative effect of $13 million while the increase in maintenance and repairs costs removed $3 million of operating income. The Niagara Falls mill was affected during the period by a flood resulting in a loss of $1 million of operating income.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
21

BUSINESS SEGMENT REVIEW (CONTINUED) See “Appendix—Information for the 9-month periods ended September 30, 2013 and 2012’’ for more details on comparative cumulative results. PACKAGING PRODUCTS – BOXBOARD EUROPE Our Industry In Europe, the order inflows in the folding boxboard (FBB) market remained stable sequentially and continued to show growth compared to last year with a 3% increase compared to the same period in 2012. Price hikes were announced by certain producers from mid-October. With regards to the white-lined chipboard (WLC) market, shipments fell 11% sequentially and were stable compared to Q3 2012. In September, the WLC market recovered progressively from the traditional seasonnal summer weakness. Coated recycled boxboard industry’s order inflow from Europe Virgin coated duplex boxboard industry’s order inflow from Europe (White-lined chipboard (WLC)—5-week weekly moving average) (Folding boxboard (FBB)—5-week weekly moving average) 70,000 60,000 60,000 50,000 50,000 40,000 40,000 30,000 30,000 20,000 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 (m.t. per week) 2011 2012 2013 (m.t. per week) 2011 2012 2013 Source: CEPI Cartonboard Our Performance (Q3 2012 vs Q3 2013) The main variances in sales and operating income (loss) for the Boxboard Europe Group are shown below: sales($m) operatingincome(loss)($m) 1 (1) 18 (5) 2 1 (5) 4 194 9 (9) 9 (1) 7 181 (1) 4 3 2 1 4 F/X CAN$ Volume Other intercompany eliminations Q3 2012 amortization Specific items Energy Other costs F/X CAN$ Volume Raw materials Specific items amortization Q3 2013 Sales Q3 2012 Business closures Selling price & mix Sales Q3 2013 Operating loss Depreciation & Q3 2012 OIBD Business closures Selling price & mix Q3 2013 OIBD Depreciation & Operating income For Notes 1 to 4, see definition on page 14. The Corporation incurred some specific items in the third quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

Q3 2012 Q3 2013 CHANGE IN % Shipments 1 (‘000 s.t.) 261 260 -% Average Selling Price 2 (CAN$/unit) 697 745 7% Average Selling Price 2 (EURO€/unit) 560 541 -3% Sales ($M) 181 194 7% Operating Income (loss) ($M) (as reported) (1)—100% Operating Income (loss) (excluding specific items) ($M) (2)—100% OIBD ($M) (as reported) 8 4%ofsales 9 5%ofsales 13% OIBD ($M) (excluding specific items) 7 4%ofsales 9 5%ofsales 29% 1 Shipments do not take into account the elimination of business sector intercompany shipments. 2 Average selling price is a weighted average of virgin and recycled boxboard shipments. Shipments decreased by 1,000 s.t. to 260,000 s.t. in the third quarter of 2013 compared to 261,000 s.t. in the same period of 2012. The European recycled boxboard activities (RdM) shipments increased by 1% while the European virgin boxboard activities shipments decreased by 5%. The total average selling price went up by $48, or 7%, to $745 per s.t. in the third quarter of 2013, compared to $697 in the same period of 2012. The average selling price in Euros decreased due to the challenging economy and market environment in Europe, which caused an average selling price decrease of €19, or 3%, to €541 in the third quarter of 2013, compared to €560 in the same period of 2012. The recycled (RdM) and virgin boxboard activities selling prices are down by €11 and €47 respectively in the third quarter of 2013, compared to the same period of 2012. Our European activities should continue to benefit from recently announced price increases (see “Significant Facts and Developments” section on page 8 for more details on price increases). As a result, the Boxboard Europe Group’s sales increased by $13 million, or 7%, to reach $194 million in the third quarter of 2013 compared to $181 million in the same period of 2012. The 11% decrease of the Canadian dollar against the Euro accounted for $18 million of the increase. On the other hand, as explained above, the lower average selling price partly offset the increase for $5 million. Excluding specific items, there was no operating income in the third quarter of 2013 compared to a loss of $2 million in the same period of 2012, an increase of $2 million. As explained above, the lower average selling price accounted for $5 million of negative impact on the operating income. That effect was more than offset by lower energy costs, lower selling and administrative expenses and the decrease of the Canadian dollar which accounted for $4 million, $2 million and $1 million respectively of the increase.

BUSINESS SEGMENT REVIEW (CONTINUED) See “Appendix—Information for the 9-month periods ended September 30, 2013 and 2012’’ for more details on comparative cumulative results. PACKAGING PRODUCTS – SPECIALTY PRODUCTS Our Industry fibrecostsinnorthamerica u.s.recycledfibreexportstochina(allgrades) Despite strong domestic demand due to a robust packaging sector, the market for After eight months in 2013, U.S. exports of recycled paper to China are still down by brown grades was relatively balanced as the export market suffered from China’s Green 3% compared to the same period of last year. The relative softness of Asian demand Fence program and lower Asian demand. Nevertheless, average prices were slightly and the “GreenFence” program explain this decrease. More specifically, exports of higher during the quarter. The North American market for white grades paper is also pulp substitutes registered a decline of 16%, while OCC exports decreased by 7%. balanced and prices remained stable. Demand for groundwood grades continued to The 11% increase in exports of groundwood grades counterbalanced these declines. be weak during the third quarter leading to a decline in prices. (US$/s.t.) (’000 s.t.) 300 1,500 50% 250 1,250 25% 200 150 1,000 0% 100 750 -25% 50 0 500 -50% Oct 2010 Dec 2010 Feb 2011 Apr 2011 June 2011 Aug 2011 Oct 2011 Dec 2011 Feb 2012 Apr 2012 June 2012 Aug 2012 Oct 2012 Dec 2012 Feb 2013 Apr 2013 June 2013 Aug 2013 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Recycled paper No. 37 (New England) Recycled paper No. 11 (New England) Recycled paper No. 8 (New England) Exports (‘000 s.t.) Annual change Source: RISI Our Performance (Q3 2012 vs Q3 2013) The main variances in sales and operating income (loss) for the Specialty Products Group are shown below: sales($m) 2 (8) operatingincome(loss)($m) 1 (2) 3 (2) 7 15 15 (20) 6 8 (12) (7) 197 197 4 2 1 34 F/X CAN$ Other intercompany eliminations VolumeQ3 2012 amortization Specific items F/X CAN$Raw materials Energy VolumeOther costs Specific items amortization Q3 2013 Sales Q3 2012 Business closures Selling price & mix Sales Q3 2013 Operating income Depreciation & Q3 2012 OIBD Business closures Selling price & mix Q3 2013 OIBD Depreciation & Operating loss For Notes 1 to 4, see definition on page 14. The Corporation incurred some specific items in the third quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

	Q3 2012	Q3 2013	CHANGE IN %
Shipments[1] ('000 s.t.)	99	93	-6%
Average Selling Price[2] (CAN$/unit)	893	894	-%
Average Selling Price[2] (US$/unit)	898	861	-4%
Sales ($M)	197	197	-%
Operating Income (loss) ($M) (as reported)	8	(12)	-250%
Operating Income ($M) (excluding specific items)	8	8	-%
OIBD ($M) (as reported)	15 8% of sales	(5) (3)% of sales	-133%
OIBD ($M) (excluding specific items)	15 8% of sales	15 8% of sales	-%

1 Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector intercompany shipments.

2 Average selling price includes manufacturing shipments of Industrial Packaging and Specialty Papers sectors only.

Shipments decreased by 6,000 s.t., or 6%, to 93,000 s.t. in the third quarter of 2013 compared to 99,000 s.t. in the same period of 2012. Lower shipments in both Industrial Packaging and Specialty Papers sectors accounted for the decrease. The Specialty Papers sectors was affected during the period by a flood at its St-Jérôme fine paper mill resulting in a loss of 4,000 short tons.

The total **average selling price** for Specialty Papers and Industrial Packaging sectors went up by $1 to $894 per s.t. in the third quarter of 2013 compared to $893 per s.t. in the same period of 2012.

As a result, the Specialty Products Group's **sales** remained stable at $197 million in the third quarter of 2013 compared to the same period of 2012. Lower volume coming primarily from the extended shutdown period in our Specialized Papers sector as explained above had a negative impact of $8 million while the favorable exchange rates had a positive impact of $6 million on the sales. Sales in the Consumer Products and Industrial Packaging sectors were at a similar level than the same period of 2012.

Excluding specific items, **operating income** stood at $8 million in the third quarter of 2013 which is equivalent with the same period of 2012. Lower volume accounted for $2 million of the decrease, this was offset by the 4% decrease of the Canadian dollar against the U.S. dollar which impacted favorably the results for $3 million. During the third quarter, the Specialty Products Group recorded an impairment charge of $20 million. The Specialty Papers sector was affected during the period by a flood at its St-Jérôme fine paper mill resulting in a loss of $1 million of operating income.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

25

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

BUSINESS SEGMENT REVIEW (CONTINUED)

See "Appendix - Information for the 9-month periods ended September 30, 2013 and 2012" for more details on comparative cumulative results.

TISSUE PAPERS

Our Industry

During the third quarter of 2013, the cumulative manufacturing production in the U.S. tissue paper industry was 1% lower than during the same period of last year and 2% higher than in the second quarter of 2013. The average capacity utilization rate reached 95% in September, a clear progression since the beginning of the quarter as the market absorbs new production capacity. Market conditions continued to improve during the second quarter for the retail segment with a 2% sequential increase. In the away-from-home segment, shipments decreased by 10%, which is comparable to the volatility experienced historically.

U.S. tissue paper industry production (parent rolls) and capacity utilization rate


725
700
675
650
625
600
575
100.0%
97.5%
95.0%
92.5%
90.0%
87.5%
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Total parent roll production ('000 s.t.)
Capacity Utilization Rate (%)

U.S. tissue paper industry converted products shipments


1,600
1,400
1,200
1,000
800
600
400
200
0
1,425
1,400
1,375
1,350
1,325
1,300
1,275
1,250
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Shipments - Away-from-Home Market ('000 s.t.)
Shipments - Retail Market ('000 s.t.)

Source: RISI

Our Performance (Q3 2012 vs Q3 2013)

The main variances in sales and operating income for the Tissue Papers Group are shown below:

Sales ($M)


253
12
10
4
279
Sales Q3 2012
Volume
F/X CAN$
Selling price & mix
Other intercompany eliminations
Business closures
Sales Q3 2013

Operating income ($M)


24
11
35
4
4
3
2
2
(11)
39
(10)
29
Q3 2012 Operating income
Depreciation & amortization
Specific items
Q3 2012 OIBD
Selling price & mix
Volume
Raw materials
F/X CAN$
Energy
Business closures
Other costs
Q3 2013 OIBD
Specific items
Depreciation & amortization
Q3 2013 Operating income

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the third quarters of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

26

	Q3 2012	Q3 2013	CHANGE IN %
Shipments[1] ('000 s.t.)	147	153	4%
Average Selling Price (CAN$/unit)	1,723	1,822	6%
Average Selling Price (US$/unit)	1,732	1,755	1%
Sales ($M)	253	279	10%
Operating Income ($M) (as reported)	24	29	21%
Operating Income ($M) (excluding specific items)	25	29	16%
OIBD ($M) (as reported)	35 14% of sales	39 14% of sales	11%
OIBD ($M) (excluding specific items)	35 14% of sales	39 14% of sales	11%

1 Shipments do not take into account the elimination of business sector intercompany shipments.

Shipments increased by 6,000 s.t, or 4%, to 153,000 s.t in the third quarter of 2013 compared to 147,000 s.t in the same period of 2012. The manufacturing external shipments decreased by 3,000 s.t, or 7%, to 41,000 s.t in the period compared to 44,000 s.t in the same period of 2012. The converting shipments increased by 9,000 s.t, or 9%, to 112,000 s.t in the period compared to 103,000 s.t in the same period of 2012. The increase is mainly driven by strong growth in our U.S. retail business segment.

The total **average selling price** went up by $99, or 6%, to $1,822 per s.t. in the third quarter of 2013 compared to $1,723 per s.t. in the same period of 2012. A favorable integration rate of manufactured volume and a favorable currency impact mainly explains the increase. The Parent Rolls average selling price increased during the period. These gains were partially offset by a price erosion for converted product in the U.S. due to a competitive market landscape.

As a result, the Tissue Papers Group's **sales** increased by $26 million, or 10%, to $279 million in the third quarter of 2013 compared to $253 million in the same period of 2012. Higher volume, the 4% decrease of the Canadian dollar against the U.S. dollar and, as explained above, the positive impact of the average selling price accounted, respectively, for $12 million, $10 million and $4 million of the increase.

Excluding specific items, **operating income** stood at $29 million in the third quarter of 2013 compared to $25 million in the same period of 2012, an increase of $4 million, or 16%. Higher volumes and the higher average selling prices, as explained above, accounted for a positive impact of $4 million each. A decrease in recycled fibre prices, partly offset by an increase in price and usage of virgin pulp, led to a positive raw materials impact of $3 million. On the other hand, higher production, freight and subcontracting costs in the U.S. that adds volumes, led to the negative impact of $11 million. These subcontracting costs will decrease during the first quarter of 2014 as the Corporation is investing in a new manufacturing line in order to increase its U.S. operations capacity.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
27

Corporate Activities The operating loss in the first nine months of 2013 includes an unrealized loss of $2 million on financial instruments (nil in the third quarter). In the first quarter, the Corporation recorded a $5 million charge due to the establishment of an unfunded supplemental executive retirement allocation in favor of the new CEO and the three presidents of its Containerboard, Specialty Products and Tissue business segments. As well, the corporate activities incurred additional expenses related to our ERP system transformation, as most of the costs associated with the implementation activities are no longer capitalized. Finally, the operating loss for 2013 includes an amount of $2 million representing the direct cost incurred by the Corporation following flooding incidents at our Niagara Falls containerboard and St-Jérôme fine paper mills. Other Items Analysis DEPRECIATION AND AMORTIZATION The depreciation and amortization expense decreased by $7 million to $134 million ($46 million in the third quarter) in the first nine months of 2013 compared to $141 million ($47 million in the third quarter) in the same period of 2012. The impairment charges and the accelerated amortization recorded in both the Containerboard and Tissue Papers Groups in 2012 decreased the depreciation and amortization expense, but these have been partially offset by capital investments completed during the last twelve months. FINANCING EXPENSE AND INTEREST ON FUTURE EMPLOYEE BENEFITS The financing expense and interest on future employee benefits stood at $86 million ($29 million in the third quarter) in the first nine months of 2013 compared to $86 million in the same period of 2012 ($29 million in the third quarter). The Corporation amended its revolving credit facility during the second half of 2012 resulting in lower financing costs in the fourth quarter and for future periods. These were offset, however, by the capital investment made during the year and the increase in the total debt. During the second quarter of 2013, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to “B+’’ from “BB-’’ on slower deleveraging, with a stable outlook. This has caused an increase to the interest rate on our revolving credit facility of 37.5 basis points in the period. Accordingly, the Corporation’s interest rate on that credit facility is now higher than formerly starting at that time and for future periods. Financing expenses on future employee benefits remained at $9 million in the first nine months of 2013 compared to that same amount in the same period of 2012. This expense does not require any cash payment by the Corporation. In the first nine months of 2013, the Corporation recorded an unrealized gain of $1 million ($1 million in the third quarter) on financial instruments on interest rate (nil in 2012). PROVISION FOR INCOME TAXES In the first nine months of 2013, the Corporation recorded an income tax provision of $8 million ($7 million in the third quarter) for an effective tax rate of 53% (37% in the third quarter). The income tax provision was impacted by prior period adjustments, the non valuation of tax benefits arising from tax losses as well as the weighted average of taxable income in each jurisdiction. The tax provisions for the foreign exchange gain or loss on long-term debt and related financial instruments and our share of results of our Canadian associates and joint ventures are calculated at the rate of capital gain. As for our United States based joint ventures and associates which are mostly composed of the Greenpac Mill, our share of results are taxed based on the statutory tax rate. Moreover, as Greenpac is a Limited Liability Company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner’s consolidated income tax provision based on their respective share in the LLC and no income tax provision is included in Greenpac net earnings.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact the weighted-average applicable tax rate is 28.2% for the first nine months of 2013.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 34.85% interest in Boralex Inc. ("Boralex"), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the north-eastern United States, Canada and France. We are also recording our share (59.7%) of the results of the Greenpac mill which just started its new production facility. Prior to the start-up, the project incurred some costs that were not capitalized. No provision for income taxes is included in our Greenpac share of results (see section "provision for income taxes" for more details).

The proportionate results of our joint ventures were as follows for the 3-month and 9-month periods ended September 30, 2013 and 2012:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
(in millions of Canadian dollars)	2013	2012	2013	2012
Condensed statement of earnings				
Sales, net of intercompany	**25**	21	**69**	63
Cost of sales and expenses	**21**	17	**59**	53
Depreciation and amortization	**—**	1	**1**	2
Operating income and net earnings before income tax	**4**	3	**9**	8
Income tax	**1**	1	**2**	2
Net earnings	**3**	2	**7**	6

Liquidity and Capital Resources

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $146 million in operating cash flow ($109 million in the third quarter) in the first nine months of 2013 compared to $111 million ($54 million in the third quarter) in the same period of 2012. Changes in non-cash working capital components caused a use of $19 million in liquidity in the first nine months of 2013 compared to $16 million in the same period of 2012. The first and second quarters of the year normally require cash for working capital purposes due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Recent price and volume increases combined with a higher level of our raw materials inventory also led to cash flow requirements during the first six months of the year. During the third quarter, the working capital decreased due to improved collection of accounts receivable and reduction of our inventories. The Corporation is monitoring its working capital requirements and implementing measures to reduce its capital needs.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $165 million ($78 million in the third quarter) in the first nine months of 2013 compared to $127 million ($42 million in the third quarter) in the same period of 2012. This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in the first nine months of 2013 required total cash resources of $130 million ($40 million in the third quarter) for capital expenditures totaling $92 million, net of disposals ($23 million in the third quarter) and other assets and investments in associates and joint ventures of $38 million ($17 million in the third quarter).

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
29

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first nine months of 2013 amounted to $101 million ($26 million in the third quarter). New capital expenditure projects in the first nine months of 2013 amounted to $95 million ($40 million in the third quarter). The remaining amounts are related to the variation of purchases of property, plant and equipment included in trade and other payables and to capital-lease acquisitions. New capital expenditure projects by sector were as follows, in million of dollars, in the first nine months of 2013:


($M)
26
25
19
14
11
CONTAINERBOARD
TISSUE PAPERS
BOXBOARD EUROPE
SPECIALTY PRODUCTS
CORPORATE ACTIVITIES

The major capital projects initiated, in progress or completed in the first nine months of 2013 are as follows:

CONTAINERBOARD

$3 million to complete investments made in the folding carton and microlithography operations in 2012.

$3 million to complete the major investments made in 2012 in the consolidation of the corrugated products sector in Ontario at the Vaughan, St.Mary's and Etobicoke plants.

TISSUE PAPERS

$7 million as part of the project recently announced of $35 million to convert and start up a second paper machine at our Oregon plant. The retrofitting of an existing machine will allow us to bring the additional capacity to this market at a reduced capital cost and on a faster timeline than if we were to build a new machine. Moreover, the addition of a second machine will allow us to improve the overall operating efficiency of the Oregon operation as a whole.

CORPORATE

$3 million in energy efficiency projects in various plants in order to reduce our ecological footprint and to save on energy costs.
$3 million to acquire automotive assets in order to increase our transport capacity for eastern Canada and reduce external freight costs.

Other capital projects initiated, in progress or completed across the Corporation have been paid during the first nine months of the year but are not significant enough to be described.

PROCEEDS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

In the first nine months of 2013, the $9 million proceeds on disposal of property, plant and equipment were as follows:

The Containerboard Group sold some property, plant and equipment assets related to the reorganization announced in 2012 in the corrugated products plants in Ontario for $2 million. It also sold a vacant piece of land in New York City, U.S.A. for $2 million and other property, plant and equipment for $1 million.

The Boxboard Europe Group, specifically RdM, sold some equipment coming from a plant that had been closed, for proceeds of $3 million.

The Specialty Products Group sold some equipment related to a recycling unit that had been closed, for proceeds of $1 million.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
30

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS In 2013, the Corporation repurchased US$10 million of is 7.25% and 6.75% unsecured senior notes for an amount of US$10 million ($10 million). No gain or loss resulted from these transactions. In 2013, the Corporation paid US$14 million ($14 million) for the settlement of derivative financial instruments related to its 7.25% and 6.75% unsecured senior notes. The Corporation also redeemed 69,900 of its common shares on the open market in the first nine months of 2013, pursuant to a normal-course issuer bid, for an amount of $0.3 million. In 2013, as stated in the “Significant Facts and Developments section”, on page 9, Industria exercised its put option increasing our ownership of outstanding shares in RdM by 9.07% for an amount of €14 million ($19 million). Our share in the equity of RdM, as at September 30, 2013, stands at 57.61% . As we have fully consolidated RdM since the second quarter of 2011, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction. Including the $12 million in dividends paid out in 2013, financing activities from continuing operations used $12 million in liquidity ($51 million in the third quarter). Consolidated Financial Position AS AT SEPTEMBER 30, 2013, AND DECEMBER 31, 2012 The Corporation’s financial position and ratios are as follows: (in millions of Canadian dollars, unless otherwise noted) 2013 2012 Working capital1 485 455 % of sales2 13.1% 14.4% Bank loans and advances 71 80 Current portion of long-term debt 38 60 Long-term debt 1,517 1,415 Total debt 1,626 1,555 Equity attributable to Shareholders 1,054 978 Total equity attributable to Shareholders and debt 2,680 2,533 Ratio of total debt/total equity attributable to Shareholders and debt 60.3% 61.4% Shareholders’ equity per share (in dollars) $11.23 $10.42 1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. 2 % of sales = Average LTM working capital/LTM sales. Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2013 were initially approved at approximately $175 million. This amount has been revised down to $150 million given the general economic conditions prevailing at this time and in accordance with the Corporation’s operating results for the first nine months of 2013. As at September 30, 2013, the Corporation had $246 million (net of letters of credit in the amount of $28 million) available through its $750 million credit facility. During the second quarter, Standard & Poor’s, a rating service agency, downgraded the long-term corporate credit rating of the Corporation to “B+’’ from “BB-” on slower deleveraging, with a stable outlook.

Near-Term Outlook The third quarter results confirm our view that the second half of 2013 will be better in terms of profitability. For the next quarter, we also expect to perform better than last year. Inherent seasonality is always associated with the month of December. The volatility of recycled fibre costs should remain manageable and business indicators still seem favorable. We will continue to ramp-up the Greenpac mill. Our objectives of reaching full capacity within 12 months and achieving break-even OIBD for the year 2013 still stand. Finally, normal seasonal reduction of our working capital and careful monitoring of our capital investments should help to reduce our debt close to the year-end 2012 level. Capital Stock Information As at September 30, 2013, issued and outstanding capital stock consisted of 93,887,849 common shares (93,882,445 as at December 31, 2012), and 6,656,423 stock options were issued and outstanding (6,534,700 as at December 31, 2012). In the first nine months of 2013, 560,391 options were issued, 75,304 options were exercised, 197,903 options were forfeited and 165,461 options expired. As at November 6, 2013, issued and outstanding capital stock consisted of 93,887,849 common shares and 6,656,423 stock options. New IFRS adopted in 2013 and critical accounting estimates and judgments For all the details for this section, please refer to pages 49 to 51 of the unaudited condensed interim consolidated financial statements. Controls and Procedures EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at September 30, 2013, to provide reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at September 30, 2013, based on the framework established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s ICOFR was effective at that date. During the quarter ended September 30, 2013, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR. Risk Factors As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. Pages 44 to 52 of our Annual Report for the year ended December 31, 2012 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

APPENDIX

INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – CONTAINERBOARD

Our Performance (Q3 2012 YTD vs Q3 2013 YTD)

The main variances in sales and operating income for the Containerboard Group are shown below:

Sales ($M)


883
72
13
8
7
3
986
Sales Q3 2012 YTD
Volume
Other intercompany eliminations
F/X CAN$
Business acquis. and closures
Selling price & mix
Sales Q3 2013 YTD

Operating income ($M)


14
51
5
70
24
12
6
4
3
(3)
(16)
100
9
(44)
65
Q3 2012 YTD Operating income
Depreciation & amortization
Specific items
Q3 2012 YTD OIBD[1]
Volume
Business acquis. and closures
Energy
F/X CAN$[2]
Selling price & mix
Other costs[3]
Raw materials[3]
Q3 2013 YTD OIBD[1]
Specific items
Depreciation & amortization
Q3 2013 YTD Operating income

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first nine months of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

34

Q3 2012 YTD	Q3 2013 YTD	CHANGE IN %
Shipments[1] ('000 s.t.)		
897	954	6%
Average Selling Price[2] (CAN$/unit)		
984	1,032	5%
Average Selling Price[2] (US$/unit)		
982	1,008	3%
Sales ($M)		
883	986	12%
Operating Income ($M) (as reported)		
14	65	364%
Operating Income ($M) (excluding specific items)		
21	56	167%
OIBD ($M) (as reported)		
65 7% of sales	109 11% of sales	68%
OIBD ($M) (excluding specific items)		
70 8% of sales	100 10% of sales	43%

1 *Shipments do not take into account the elimination of business sector intercompany shipments.*

2 *Average selling price is a weighted average of containerboard and boxboard shipments.*

Shipments increased by 6%, or 57,000 s.t. to 954,000 s.t. in the first nine months of 2013 compared to 897,000 s.t. in the same period of 2012. The mills' external shipments rose by 55,000 s.t. principally coming from its containerboard mills that sold fewer tons internally in good part due to the start-up of Greenpac that took over a portion of the internal linerboard supply. Since our participation in Greenpac is accounted for using the equity method, these purchases from Greenpac are presented as external purchases for the Group. In the converting operations, shipments went up 2.1% (same plant basis) as the corrugated products segment increased its volume by 3.8% (same plant basis). During the same period, the Canadian corrugated products industry experienced a volume decrease of 0.7%. The Niagara Falls mill was affected during the period by a flood resulting in a loss of 5,800 short tons.

The total **average selling price** went up by $48, or 5%, to $1,032 per s.t. in the first nine months of 2013 compared to $984 in the same period of 2012. Both our primary mills and corrugated products units benefited from the two latest containerboard selling price increases. The Group's containerboard mills saw their average selling price grow by $60 per s.t. while the corrugated products plants registered an increase of $50 per s.t. Those selling price increases were almost nullified by a change in the Group's products mix. In fact, with a volume up by 16%, the primary mills increased their share of the Group's total shipments by 3%. Lower CRB and SBS prices in the market of our boxboard mills adversely contributed to the average selling price variance. Our containerboard and boxboard activities are expected to continue to benefit in the coming quarters from the implementation of the price increases announced recently (see "Significant Facts and Developments" section on page 8 for more details on price increases).

As a result, the Containerboard Group's **sales** increased by $103 million, or 12%, to $986 million in the first nine months of 2013 compared to $883 million in the same period of 2012. The higher volume registered in the period added $72 million of sales, the 2% decline in the value of the Canadian dollar against the U.S. dollar generating another $8 million, while the acquisition of Bird Packaging in April 2012 resulted in additional sales of $7 million.

Excluding specific items, **operating income** stood at $56 million in the first nine months of 2013 compared to $21 million in the same period of 2012, an increase of $35 million. Higher volume was the source of $24 million of this increase. Management's strategic decisions to close three converting plants in Ontario, the Burnaby Mill and acquire Bird Packaging in 2012 provided $12 million of additional operating income. The production efficiency and the increased mills' weight in the overall Group's activities jointly created a positive variance of $20 million in variable costs while the recycled fibre price decrease produced a positive variance of $6 million. On the other hand, the Group bought more paper on the market to supply its converting units resulting in additional costs of $20 million (part of the $16 million negative raw materials impact). The Group's higher sales and profitability in 2013 resulted in a $6 million negative variance of selling and administrative expenses. Impairment charges and accelerated depreciation recorded at the end of 2012 on containerboard assets resulted in a $7 million reduction in the depreciation expense. The Niagara Falls mill was affected during the period by a flood resulting in a loss of $1 million of operating income.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
35

APPENDIX (CONTINUED)

INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS – BOXBOARD EUROPE

Our Performance (Q3 2012 YTD vs Q3 2013 YTD)

The main variances in sales and operating income for the Boxboard Europe Group are shown below:

Sales ($M)


593
28
28
(28)
621
Sales Q3 2012 YTD
Volume
F/X CAN$
Business closures
Other intercompany eliminations
Selling price & mix
Sales Q3 2013 YTD

Operating income ($M)


3
27
1
31
8
7
5
5
2
(28)
30
(27)
3
Q3 2012 YTD Operating income
Depreciation & amortization
Specific items
Q3 2012 YTD OIBD
Raw materials
Volume
Energy
Other costs
Business closures
F/X CAN$
Selling price & mix
Q3 2013 YTD OIBD
Specific items
Depreciation & amortization
Q3 2013 YTD Operating income

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first nine months of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
36

Q3 2012 YTD Q3 2013 YTD CHANGE IN % Shipments 1 (‘000 s.t.) 823 860 4% Average Selling Price 2 (CAN$/unit) 721 722 -% Average Selling Price 2 (EURO€/unit) 561 536 -4% Sales ($M) 593 621 5% Operating Income ($M) (as reported) 3 3 -% Operating Income ($M) (excluding specific items) 4 3 -25% OIBD ($M) (as reported) 30 5%ofsales 30 5%ofsales -% OIBD ($M) (excluding specific items) 31 5%ofsales 30 5%ofsales -3% 1 Shipments do not take into account the elimination of business sector intercompany shipments. 2 Average selling price is a weighted average of virgin and recycled boxboard shipments. Shipments increased by 37,000 s.t., or 4%, to 860,000 s.t. in the first nine months of 2013 compared to 823,000 s.t. in the same period of 2012. The increase comes from the European recycled boxboard activities (RdM), resulting from an increase in market share. The total average selling price went up by $1, to $722 per s.t. in the first nine months of 2013, compared to $721 in the same period of 2012. The average selling price in Euros decreased due to the challenging economy and market environment in Europe, which caused an average selling price decrease of €25, or 4%, to €536 in the first nine months of 2013, compared to €561 in the same period of 2012. The recycled (RdM) and virgin boxboard activities selling prices are down by €20 and €44 respectively in the first nine months of 2013, compared to the same period of 2012. Our European activities should continue to benefit from recently announced price increases (see “Significant Facts and Developments” section on page 8 for more details on price increases). As a result, the Boxboard Europe Group’s sales increased by $28 million, or 5%, to $621 million in the first nine months of 2013 compared to $593 million in the same period of 2012. The 5% decrease of the Canadian dollar against the Euro and higher volume accounted for $28 million each of the increase. On the other hand, as explained above, the lower average selling price partly offset the increase for $28 million. Excluding specific items, operating income stood at $3 million in the first nine months of 2013 compared to $4 million in the same period of 2012, a decrease of $1 million. As explained above, the lower average selling price accounted for $28 million of the reduction while, on the other hand, lower raw materials costs, higher volumes and lower energy costs partly offset the decrease and accounted, respectively, for $8 million, $7 million and $5 million.

APPENDIX (CONTINUED) INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012 BUSINESS SEGMENT REVIEW PACKAGING PRODUCTS – SPECIALTY PRODUCTS Our Performance (Q3 2012 YTD vs Q3 2013 YTD) The main variances in sales and operating income for the Specialty Products Group are shown below: sales($m) operatingincome($m) 1 (2) 3 (2) 6 (5) 9 1 (5) 42 (20) (31) 20 41 608 21 (20) 582 2 4 2 1 34 intercompany eliminations & amortization & amortization F/X CAN$ Other Volume income Depreciation F/X CAN$ Energy Volume Depreciation income Q3 2012 YTD Operating Specific items Raw materials Other costs Specific items Q3 2013 YTD Operating Sales Q3 2012 YTD Business closures Selling price & mix Sales Q3 2013 YTD Q3 2012 YTD OIBD Business closures Selling price & mix Q3 2013 YTD OIBD For Notes 1 to 4, see definition on page 14. The Corporation incurred some specific items in the first nine months of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

	Q3 2012 YTD	Q3 2013 YTD	CHANGE IN %
Shipments[1] ('000 s.t.)	294	281	-4%
Average Selling Price[2] (CAN$/unit)	910	905	-1%
Average Selling Price[2] (US$/unit)	908	884	-3%
Sales ($M)	608	582	-4%
Operating Income ($M) (as reported)	21	2	-90%
Operating Income ($M) (excluding specific items)	21	22	5%
OIBD ($M) (as reported)	41 7% of sales	22 4% of sales	-46%
OIBD ($M) (excluding specific items)	41 7% of sales	42 7% of sales	2%

1 *Industrial Packaging and Specialty Papers shipments only. Shipments do not take into account the elimination of business sector intercompany shipments.*

2 *Average selling price includes manufacturing shipments of Industrial Packaging and Specialty Papers sectors only.*

Shipments decreased by 13,000 s.t., or 4%, to 281,000 s.t. in the first nine months of 2013 compared to 294,000 s.t. in the same period of 2012. Lower shipments in both Industrial Packaging and Specialty Papers sectors accounted for the decrease. The Specialty Papers sectors was affected during the period by a flood at its St-Jérôme fine paper mill resulting in a loss of 4,000 short tons.

The total **average selling price** for the Specialty Papers and Industrial Packaging sectors went down by $5, or 1%, to $905 per s.t. in the first nine months of 2013 compared to $910 per s.t. in the same period of 2012.

As a result, the Specialty Products Group's **sales** decreased by $26 million, or 4%, to $582 million in the first nine months of 2013 compared to $608 million in the same period of 2012. The decrease was mainly driven by lower fibre prices in the market which impacted our Recovery operations sales. Lower volume and lower average selling price accounted, respectively, for $31 million and $5 million of the decrease. This was partly offset by the 2% decrease of the Canadian dollar against the U.S. dollar, for $9 million.

Excluding specific items, **operating income** stood at $22 million in the first nine months of 2013 compared to $21 million in the same period of 2013, an increase of $1 million. Favourable exchange rates and lower raw materials costs accounted respectively for $6 and $3 million of the increase and were partly offset by a lower average selling price, for $5 million. During the third quarter, the Specialty Products Group recorded an impairment charge of $20 million. The Specialty Papers sectors was affected during the period by a flood at its St-Jérôme fine paper mill resulting in a loss of $1 million of operating income.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
39

APPENDIX (CONTINUED)

INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2012

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q3 2012 YTD vs Q3 2013 YTD)

The main variances in sales and operating income for the Tissue Papers Group are shown below:

Sales ($M)



737
39
15
(1)
(6)
784
Sales Q3 2012 YTD
Volume
F/X CAN$
Business closures
Other intercompany eliminations
Selling price & mix
Sales Q3 2013 YTD

Operating Income ($M)



71
35
1
107
14
4
4
(4)
(6)
(18)
101
(31)
70
Q3 2012 YTD Operating income
Depreciation & amortization
Specific items
Q3 2012 YTD OIBD
Volume
F/X CAN$
Energy
Business closures
Raw materials
Selling price & mix
Other costs
Q3 2013 YTD OIBD
Specific items
Depreciation & amortization
Q3 2013 YTD Operating income

For Notes 1 to 4, see definition on page 14.

The Corporation incurred some specific items in the first nine months of 2013 and 2012 that adversely or positively affected its operating results. Please refer to pages 16 to 19 for more details and reconciliation.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS

40

Q3 2012 YTD	Q3 2013 YTD	CHANGE IN %
Shipments[1] ('000 s.t.)		
423	445	5%
Average Selling Price (CAN$/unit)		
1,745	1,762	1%
Average Selling Price (US$/unit)		
1,741	1,722	-1%
Sales ($M)		
737	784	6%
Operating Income ($M) (as reported)		
71	70	-1%
Operating Income ($M) (excluding specific items)		
73	70	-4%
OIBD ($M) (as reported)		
106 14% of sales	101 13% of sales	-5%
OIBD ($M) (excluding specific items)		
107 15% of sales	101 13% of sales	-6%

1 *Shipments do not take into account the elimination of business sector intercompany shipments.*

Shipments increased by 22,000 s.t., or 5%, to 445,000 s.t. in the first nine months of 2013 compared to 423,000 s.t. in the same period of 2012. The manufacturing external shipments increased by 1,000 s.t., or 1%, to 126,000 s.t. in the period compared to 125,000 s.t. in the same period of 2012. The converting shipments increased by 22,000 s.t., or 7%, to 319,000 s.t. in the period compared to 297,000 s.t. in the same period of 2012. The increase is mainly driven by strong growth in our U.S. retail business segment.

The total **average selling price** went up by $17, or 1%, to $1,762 per s.t. in the first nine months of 2013 compared to $1,745 in the same period of 2012. A favorable currency impact, a better integration rate and a higher proportion of consumer products sold have largely offset the negative impact of a Parent Roll price reduction and a converted product price reduction mainly in U.S. These prices erosion in the U.S. are due to the current competitive market conditions.

As a result, the Tissue Papers Group's **sales** increased by $47 million, or 6%, to $784 million in the first nine months of 2013 compared to $737 million in the same period of 2012. Higher volume and the 2% decrease of the Canadian dollar against the U.S. dollar accounted, respectively, for $39 million and $15 million of the increase. As explained above, the effect of the total average selling price decrease in the period provided a $6 million decrease.

Excluding specific items, **operating income** stood at $70 million in the first nine months of 2013 compared to $73 million in the same period of 2012, a decrease of $3 million, or 4%. An increase in the price and usage of virgin pulp, led to a negative raw materials impact of $4 million. Higher volume accounted for a positive impact of $14 million but, on the other hand, higher production, freight and subcontracting costs in the U.S. that adds volumes, accounted for a negative impact of $18 million. The negative impact of the average selling price, as explained above, accounted for $6 million of the decrease. These subcontracting costs will decrease during the first quarter of 2014 as the Corporation is investing in a new manufacturing line in order to increase its U.S. operations capacity.

CASCADES MANAGEMENT'S DISCUSSION & ANALYSIS - RESULTS ANALYSIS
41

CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars) (unaudited) NOTE SEPTEMBER 30, 2013 DECEMBER 31, 2012 Assets Current assets Cash and cash equivalents 25 20 Accounts receivable 549 513 Current income tax assets 36 22 Inventories 514 497 Financial assets 7 2 15 1,126 1,067 Long-term assets Investments in associates and joint ventures 249 222 Property, plant and equipment 1,638 1,659 Intangible assets 201 200 Financial assets 7 23 13 Other assets 73 70 Deferred income tax assets 109 128 Goodwill and others 336 335 3,755 3,694 Liabilities and Equity Current liabilities Bank loans and advances 71 80 Trade and other payables 572 551 Current income tax liabilities 2 1 Current portion of provisions for contingencies and charges 4 6 Current portion of financial liabilities and other liabilities 7 16 74 Current portion of long-term debt 6 38 60 703 772 Long-term liabilities Long-term debt 6 1,517 1,415 Provisions for contingencies and charges 31 33 Financial liabilities 7 43 36 Other liabilities 199 264 Deferred income tax liabilities 101 80 2,594 2,600 Equity attributable to Shareholders Capital stock 482 482 Contributed surplus 17 16 Retained earnings 623 567 Accumulated other comprehensive loss (68) (87) 1,054 978 Non-controlling interest 107 116 Total equity 1,161 1,094 3,755 3,694 The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	NOTE	For the 3-month periods ended September 30, 2013	2012	For the 9-month periods ended September 30, 2013	2012
Sales		**995**	906	**2,891**	2,741
Cost of sales and expenses					
Cost of sales (including depreciation and amortization of $46 million for the 3-month period (2012 – $47 million) and $134 million for the 9-month period (2012– $141 million))		**848**	781	**2,477**	2,361
Selling and administrative expense		**96**	92	**304**	286
Loss (gain) on acquisitions, disposals and others		**-**	-	**3**	(1)
Impairment charges and restructuring costs	5	**20**	1	**20**	6
Foreign exchange loss (gain)		**1**	2	**(3)**	2
Gain on derivative financial instruments		**(7)**	(6)	**(5)**	(7)
		958	870	**2,796**	2,647
Operating income		**37**	36	**95**	94
Financing expense		**26**	26	**77**	77
Interest expense on employee future benefits	3	**3**	3	**9**	9
Foreign exchange loss (gain) on long-term debt and financial instruments		**(11)**	5	**(4)**	(2)
Share of results of associates and joint ventures		**-**	1	**(2)**	(3)
Profit before income taxes		**19**	1	**15**	13
Provision for income taxes		**7**	-	**8**	4
Net earnings from continuing operations including non-controlling interest for the period		**12**	1	**7**	9
Net loss from discontinued operations for the period		**-**	-	**-**	(2)
Net earnings including non-controlling interest for the period		**12**	1	**7**	7
Net earnings (loss) attributable to non-controlling interest		**1**	(1)	**2**	(3)
Net earnings attributable to Shareholders for the period		**11**	2	**5**	10
Net earnings from continuing operations per common share					
Basic		**$0.12**	$0.02	**$0.06**	$0.12
Diluted		**$0.12**	$0.02	**$0.06**	$0.12
Net earnings per common share					
Basic		**$0.12**	$0.02	**$0.06**	$0.10
Diluted		**$0.12**	$0.02	**$0.06**	$0.10
Weighted average basic number of common shares outstanding		**93,887,849**	94,056,848	**93,884,577**	94,223,991
Weighted average number of diluted common shares		**94,936,241**	94,655,803	**94,572,518**	94,670,229
Net earnings attributable to Shareholders:					
Continuing operations		**11**	2	**5**	12
Discontinued operations		**-**	-	**-**	(2)
Net earnings		**11**	2	**5**	10

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES FINANCIAL REPORT – UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars) (unaudited)	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
	2013	2012	2013	2012
Net earnings including non-controlling interest for the period	**12**	1	**7**	7
Other comprehensive income (loss)				
Items that may be reclassified subsequently to earnings				
Translation adjustments				
Change in foreign currency translation of foreign subsidiaries	**(7)**	(21)	**28**	(26)
Change in foreign currency translation related to net investment hedging activities	**9**	15	**(15)**	14
Income taxes	**(1)**	(2)	**2**	(2)
Cash flow hedges				
Change in fair value of foreign exchange forward contracts	**1**	4	**(3)**	7
Change in fair value of interest rate swaps	**1**	(2)	**11**	(6)
Change in fair value of commodity derivative financial instruments	**-**	2	**5**	3
Income taxes	**-**	-	**(5)**	-
	3	(4)	**23**	(10)
Items that are reclassified to retained earnings				
Actuarial gain (loss) on post-employment benefit obligations	**41**	(32)	**74**	(50)
Income taxes	**(11)**	9	**(20)**	14
	30	(23)	**54**	(36)
Other comprehensive income (loss)	**33**	(27)	**77**	(46)
Comprehensive income (loss) including non-controlling interest for the period	**45**	(26)	**84**	(39)
Comprehensive income (loss) attributable to non-controlling interest for the period	**2**	(4)	**6**	(8)
Comprehensive income (loss) attributable to Shareholders for the period	**43**	(22)	**78**	(31)
Comprehensive income (loss) attributable to Shareholders:				
Continuing operations	**43**	(22)	**78**	(29)
Discontinued operations	**-**	-	**-**	(2)
Comprehensive income (loss)	**43**	(22)	**78**	(31)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES FINANCIAL REPORT – UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

44

CONSOLIDATED STATEMENTS OF EQUITY

For the 9-month period ended September 30, 2013

(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	16	567	(87)	978	116	1,094
Comprehensive income							
Net earnings	–	–	5	–	5	2	7
Other comprehensive income	–	–	54	19	73	4	77
	–	–	59	19	78	6	84
Dividends	–	–	(12)	–	(12)	–	(12)
Stock options	–	1	–	–	1	–	1
Acquisition of non-controlling interest	–	–	9	–	9	(15)	(6)
Balance - End of period	482	17	623	(68)	1,054	107	1,161

For the 9-month period ended September 30, 2012

(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)							
Net earnings (loss)	–	–	10	–	10	(3)	7
Other comprehensive income (loss)	–	–	(36)	(5)	(41)	(5)	(46)
	–	–	(26)	(5)	(31)	(8)	(39)
Dividends	–	–	(11)	–	(11)	–	(11)
Stock options	–	1	–	–	1	–	1
Redemption of common shares	(4)	1	–	–	(3)	–	(3)
Acquisition of non-controlling interest	–	–	3	–	3	(5)	(2)
Balance - End of period	482	16	581	(91)	988	123	1,111

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES FINANCIAL REPORT - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
45

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	NOTE	For the 3-month periods ended September 30, 2013	2012	For the 9-month periods ended September 30, 2013	2012
Operating activities from continuing operations					
Net earnings attributable to Shareholders for the period		**11**	2	**5**	10
Net loss from discontinued operations for the period		**-**	-	**-**	2
Net earnings from continuing operations		**11**	2	**5**	12
Adjustments for:					
Financing expense and interest expense on employee future benefits		**29**	29	**86**	86
Depreciation and amortization		**46**	47	**134**	141
Loss (gain) on acquisitions, disposals and others		**-**	-	**3**	(1)
Impairment charges and restructuring costs	5	**20**	(1)	**20**	1
Unrealized gain on derivative financial instruments		**(7)**	(6)	**(5)**	(6)
Foreign exchange loss (gain) on long-term debt and financial instruments		**(11)**	5	**(4)**	(2)
Provision for income taxes		**7**	-	**8**	4
Share of results of associates and joint ventures		**-**	1	**(2)**	(3)
Net loss (earnings) attributable to non-controlling interest		**1**	(1)	**2**	(3)
Net financing expense paid		**(16)**	(15)	**(65)**	(65)
Income taxes received (paid)		**4**	(10)	**3**	(20)
Dividend received		**6**	5	**7**	5
Employee future benefits and others		**(12)**	(14)	**(27)**	(22)
		78	42	**165**	127
Changes in non-cash working capital components		**31**	12	**(19)**	(16)
		109	54	**146**	111
Investing activities from continuing operations					
Investments in associates and joint ventures		**(16)**	-	**(17)**	(19)
Purchases of property, plant and equipment		**(26)**	(33)	**(101)**	(114)
Proceeds on disposals of property, plant and equipment		**3**	10	**9**	20
Change in intangible and other assets		**(1)**	(2)	**(21)**	(29)
Business acquisition, net of cash acquired		**-**	-	**-**	(14)
		(40)	(25)	**(130)**	(156)
Financing activities from continuing operations					
Bank loans and advances		**(13)**	8	**(12)**	7
Change in revolving credit facilities		**(27)**	(38)	**78**	104
Purchase of senior notes	6	**-**	-	**(10)**	(3)
Increase in other long-term debt		**-**	1	**13**	2
Payments of other long-term debt		**(7)**	(5)	**(36)**	(43)
Settlement of derivative financial instruments	6	**-**	-	**(14)**	-
Redemption of common shares		**-**	(1)	**-**	(3)
Partial disposal of a subsidiary to non-controlling interest		**-**	-	**-**	3
Acquisition of non-controlling interest including dividend paid		**-**	(1)	**(19)**	(2)
Dividends paid to the Corporation's Shareholders		**(4)**	(3)	**(12)**	(11)
		(51)	(39)	**(12)**	54
Change in cash and cash equivalents during the period from continuing operations		**18**	(10)	**4**	9
Change in cash and cash equivalents from discontinued operations		**-**	(3)	**-**	(5)
Net change in cash and cash equivalents during the period		**18**	(13)	**4**	4
Currency translation on cash and cash equivalents		**-**	-	**1**	-
Cash and cash equivalents - Beginning of period		**7**	29	**20**	12
Cash and cash equivalents - End of period		**25**	16	**25**	16

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CASCADES FINANCIAL REPORT - UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
46

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards ("IFRS"); however, the chief operating decision-maker ("CODM") uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2012.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	SALES			
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging products				
Containerboard	**353**	299	**986**	883
Boxboard Europe	**194**	181	**621**	593
Specialty Products	**197**	197	**582**	608
Intersegment sales	**(15)**	(17)	**(46)**	(54)
	729	660	**2,143**	2,030
Tissue Papers	**279**	253	**784**	737
Intersegment sales and others	**(13)**	(7)	**(36)**	(26)
Total	**995**	906	**2,891**	2,741

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION			
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Packaging products				
Containerboard	**49**	24	**109**	65
Boxboard Europe	**9**	8	**30**	30
Specialty Products	**(5)**	15	**22**	41
	53	47	**161**	136
Tissue Papers	**39**	35	**101**	106
Corporate	**(9)**	1	**(33)**	(7)
Operating income before depreciation and amortization	**83**	83	**229**	235
Depreciation and amortization	**(46)**	(47)	**(134)**	(141)
Financing expense and interest expense on employee future benefits	**(29)**	(29)	**(86)**	(86)
Foreign exchange (loss) gain on long-term debt and financial instruments	**11**	(5)	**4**	2
Share of results of associates and joint ventures	**-**	(1)	**2**	3
Profit before income taxes	**19**	1	**15**	13

CASCADES FINANCIAL REPORT – SEGMENTED INFORMATION
47

SEGMENTED INFORMATION (CONTINUED)

(in millions of Canadian dollars) (unaudited)	PURCHASES OF PROPERTY, PLANT AND EQUIPMENT			
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,	
	2013	2012	2013	2012
Packaging products				
Containerboard	8	16	26	47
Boxboard Europe	10	9	19	19
Specialty Products	7	3	14	10
	25	28	59	76
Tissue Papers	13	1	25	13
Corporate	2	9	11	14
Total purchases	40	38	95	103
Proceeds on disposal of property, plant and equipment	(3)	(10)	(9)	(20)
Capital-lease acquisitions	(2)	(4)	(3)	(4)
	35	24	83	79
Purchases of property, plant and equipment included in trade and other payables				
Beginning of period	7	9	28	25
End of period	(19)	(10)	(19)	(10)
Purchases of property, plant and equipment net of proceeds on disposals	23	23	92	94

CASCADES FINANCIAL REPORT – SEGMENTED INFORMATION

48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) For the 3-month and 9-month periods ended September 30, 2013 (tabular amounts in millions of Canadian dollars) NOTE 1 GENERAL INFORMATION Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange. The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 6, 2013. NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2012, which have been prepared in accordance with Canadian generally accepted accounting principles as set forth in Part 1 of the Handbook of the Canadian Institute of Chartered Accountants, which incorporates IFRS as issued by IASB. The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2012, except for new and revised standards, along with any consequential amendments, effective, January 1, 2013, as described in note 3. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

NOTE 3 IFRS ADOPTED IN 2013 IAS 19 — EMPLOYEE BENEFITS IAS 19 has been amended and includes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and enhances the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in the statement of other comprehensive income as they arise, without subsequent recycling to net income. Past service costs (which now include curtailment gains and losses) are no longer recognized over a service period but are instead recognized immediately in the period of a plan amendment. Pension benefit costs are split between: (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component is calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on the risk/cost sharing feature, and expanded disclosures. The impact of this standard on interest expense on employee future benefits for the 3-month period ended September 30, 2012, is $4 million ($3 million, or $0.03 per basic and diluted common share, after related income tax). For the 9-month period ended September 30, 2012, the impact on interest expense is $11 million ($8 million, or $0.09 per basic and diluted common share, after related income tax). Other comprehensive income increased by $3 million (net of income tax of $1 million) for the 3-month period ended September 30, 2012, and by $8 million (net of income tax of $3 million) for the 9-month period ended September 30, 2012. There is no impact on the employee benefit asset and liability and deferred income tax asset and liability. IFRS 10—CONSOLIDATION IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under previous IFRS, consolidation was required when an entity had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements. IFRS 11—JOINT ARRANGEMENTS IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation the venturer recognizes its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice of proportionately consolidating or equity accounting for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers. The Corporation evaluated this standard and there is no impact on the consolidated financial statements. IFRS 12—DISCLOSURE OF INTEREST IN OTHER ENTITIES IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation evaluated this standard and it resulted in no impact on the consolidated financial statements. However, more information will be required in the notes to the annual financial statements. IFRS 13—FAIR VALUE MEASUREMENT IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under previous IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and in many cases did not reflect a clear measurement basis or consistent disclosures. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IAS 1—PRESENTATION OF FINANCIAL STATEMENTS IAS 1 has been amended to require entities to separate items presented in the statement of other comprehensive income into two groups based on whether or not items may be recycled in the future. Entities that choose to present other comprehensive income items before tax are required to show the amount of tax related to the two groups separately. The Corporation evaluated this standard and there is no financial impact although it results in a different presentation of the consolidated statement of comprehensive income. IFRS 7—FINANCIAL INSTRUMENTS DISCLOSURES IFRS 7 requires the disclosure of both gross and net information about financial instruments eligible for offset in the consolidated balance sheet and financial instruments subject to masternetting arrangements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements. NOTE 4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS The preparation of unaudited condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s accounting policies and the key sources of information were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2012. NOTE 5 IMPAIRMENT CHARGES The Specialty Product Group reviewed the recoverable value of one its cash generating unit (CGU) and impairment charges of $16 million on property, plant and equipment and $4 million on inventory supplies were recorded during the third quarter. Recoverable amount was based on selling price of assets as it was higher than the income approach.

NOTE 6
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	SEPTEMBER 30, 2013	DECEMBER 31, 2012
Revolving credit facility, weighted average interest rate of 2.94% as at September 30, 2013, consists of $307 million; US$5 million and €118 million (December 31, 2012 - $299 million; US$37 million and €49 million)	2016	**476**	401
7.25% Unsecured senior notes of US$4 million repurchased in 2013	2013	**-**	4
6.75% Unsecured senior notes of US$6 million repurchased in 2013	2013	**-**	6
7.75% Unsecured senior notes of $200 million	2016	**199**	198
7.75% Unsecured senior notes of US$500 million	2017	**511**	493
7.875% Unsecured senior notes of US$250 million	2020	**254**	245
Other debts of subsidiaries		**42**	53
Other debts without recourse to the Corporation		**86**	90
		1,568	1,490
Less: Unamortized financing costs		**13**	15
Total long-term debt		**1,555**	1,475
Less:			
Current portion of 7.25% Unsecured senior notes		**-**	4
Current portion of 6.75% Unsecured senior notes		**-**	6
Current portion of debts of subsidiaries		**16**	20
Current portion of debts without recourse to the Corporation		**22**	30
		38	60
		1,517	1,415

In the first quarter of 2013, the Corporation repurchased US$4 million of its 7.25% unsecured senior notes for an amount of US$4 million ($4 million). In the second quarter of 2013, the Corporation repurchased US$6 million of its 6.75% unsecured senior notes for an amount of US$6 million ($6 million). No gain or loss resulted from these transactions.

The Corporation also paid in the first quarter US$4 million ($4 million) for the settlement of derivative financial instruments related to its 7.25% unsecured senior notes. In the second quarter, the Corporation paid US$10 million ($10 million) for the settlement derivative financial instruments related to its 6.75% unsecured senior notes.

As at September 30, 2013, the long-term debt had a fair value of $1,616 million (December 31, 2012 - $1,545 million).

CASCADES FINANCIAL REPORT - NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
52

NOTE 7 FINANCIAL INSTRUMENTS DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. (i) The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities. (ii) The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is quoted on the Toronto Stock Exchange. (iii) The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions. HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at September 30, 2013 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs that may be used to measure fair value: Level 1—Quoted prices in active markets for identical assets or liabilities. Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3—Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The Corporation classified the available-for-sale financial asset as Level 1, as their fair values are determined using quoted market prices. For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. AS AT SEPTEMBER 30, 2013 QUOTED PRICES IN ACTIVE MARKETS FOR SIGNIFICANT SIGNIFICANT INDENTICAL ASSETS OBSERVABLE INPUTS UNOBSERVABLE INPUTS (in millions of Canadian dollars) CARRYING AMOUNT (LEVEL 1) (LEVEL 2) (LEVEL 3) Financial assets Other investments 6 – 6 –Investments in shares held for trading 4 4 – –Derivative financial assets 21 – 21 – Total 31 4 27 – Financial liabilities Derivative financial liabilities 58 – 58 – Total 58 – 58 –

This report is also available on our website at: **www.cascades.com**

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155

INVESTOR RELATIONS
For more information, please contact:
Riko Gaudreault
Director, Investor Relations
Cascades Inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada
Telephone: 1-514-282-2697 Fax: 1-514-282-2624
www.cascades.com/investors, investisseur@cascades.com

On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :

Secrétaire corporatif
Cascades inc.
404, boul. Marie-Victorin
Kingsey Falls (Québec) J0A 1B0
Canada

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